January 19, 2012

Ms. Suzanne Hayes
Securities and Exchange Commission
Washington, D.C. 20549

RE:  File No. 000-52618

Dear Ms. Hayes:

In reference to your letter dated December 22, 2011, the following will address each question:

1.	General

The joint venture with Banca Privada de Andorra (BPA) and IPWM is not material.  It consists of commission sharing on accounts referred by Southern Trust Securities, Inc. to IPWM/BPA of non-U.S. clients wishing to trade in Europe.  We do not expect significant increases in revenue from this relationship at this time.  To date, no business has been generated, which we believe is due to current economic uncertainties in Europe.

2.	Form 10-K For Fiscal Year Ended December 31, 2010

Deutsche Bank, Penson Worldwide are of no significance and we have not cleared any trades with them in many years.  MF Global is no longer in business and we only had approximately three very small accounts with them.  Since the MF Global bankruptcy, we have received 70% of the funds.

R. J. O’Brien clears our futures accounts, which currently consists of approximately five very small accounts.  Pershing LLC clears our securities business, which is the significant part of our business.  Enclosed please find a copy of our Pershing LLC and R.J. O’Brien clearing agreements.

3.	Exhibit 31.1

The form 10-K for Year Ended December 31, 2010 will be re-filed with the complete certification as requested.

4.	Information Statement on Schedule 14C, filed April 29, 2011
Certain Relationships and Related Transactions, page 6

The instructions to Item 404 of Regulation S-K provides for the following exception:
"5.a. Disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction need not be provided pursuant to paragraph (a) of this Item if:

i. The compensation arising from the relationship or transaction is reported pursuant to Item 402 (§229.402);"

The commissions are reported in footnote (3) to the compensation chart in the registrant's information statement. So no further related party disclosure should be necessary."

5.	Form 10Q for Fiscal Quarter Ended June 30, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011

Form 10-Qs for the periods ending June 30, 2011 and September 30, 2011 have been amended with certifications.

6.	A copy of the Letter of Intent and a copy of the Stock Purchase Agreement relating to the purchase of shares of Nexo will be filed as exhibits to amend Form 10-Q for the quarter ended June 30, 2011.

7.	Consolidated Financial Statements
Nature of Operations, page 7

Our exposure to the Spanish market is irrelevant to our business.  One client with an approximate account value of $1,500,000 has a $25,000 face value bond.  Our firm has no exposure to the Spanish market.

8.	Summary of Significant Accounting Policies
Investments- Equity Method, page 14

Nexo and Rentier shares valuation:

Southern Trust Securities Holding Corporation ("STS") first direct ownership in Nexo Emprendiementos S.A. ("Nexo") came about in August of 2009 when STS exchanged its $2.5 million preferred stock investment in AR Growth Finance Corp. ("ARGW") for a 22% interest in Nexo held by SFN Santafesina de Negocios, S.A. ("SFN"), a major shareholder of Nexo.  This transaction was a negotiated transaction between STS and SFN. The transaction was based on an approximate $11 million value of Nexo. This valuation of Nexo was based on future cash flows of Nexo as well as projections of income to be produced from a projected number of credit cards in place over a 4 year period.

STS's $2.5 million investment in the ARGW preferred stock was reduced for impairment purposes at the end of 2008 to $1.25 million. As such, for book purposes STS's 22% interest in Nexo had a carryover value of $1.25 million.

During 2010 Nexo completed a debt for equity swap whereby $3 million of Nexo debt was exchanged for newly issued shares of Nexo. This exchange resulted in STS's 22% interest in Nexo being reduced to a 17.3% interest.

In May of 2011 STS agreed to purchase additional shares of Nexo from the then majority shareholder of  Nexo, Rentier Fideicomiso Financiero ("Rentier"). This purchase was based on a valuation of Nexo of $14 million. This valuation was agreed to through negotiation with Rentier and was based, in part, on the prior $11 million Nexo valuation plus the $3 million debt to equity conversion outlined above.

Specifically, STS agreed to purchase 12.2% of Nexo for approximately $1,708,000.
(In addition, STS negotiated an option to purchase another 30.5% of Nexo for approximately $4.27 million (30.5% times $14 million). However, this option expired on October 13, 2011.) The purchase of the 12.2% of Nexo was comprised of a cash payment of $1,000,000 and the issuance of 1,864,857 newly issued shares of STS. These shares were negotiated with Rentier to be worth $0.38 per share.

9.	Goodwill Impairment:

In our opinion there was, and continues to be as of this date, no goodwill impairment since the value of our investment in Nexo remains fair valued at the values recorded on our balance sheet. Our investment in Nexo is made up of two values. The first is the $2.5 million investment, which gave STS 17.3% of Nexo. This value has already been reduced to $1.25 million and as such reflects a discount to what we believe the value of Nexo to be ($14 million). The second investment in Nexo gave STS 12.2% of Nexo and was valued at the same $14 million valuation. However, the $0.38 per share value for the shares issued to Rentier was also written down to $0.23 per share on our books due to the thinly traded nature of STS shares.

In this regard, from our standpoint the trading price of STS's shares is not what we consider to be the true fair market value.  Rather the current trading price of STS is a reflection of how thinly traded STS's shares are.  The true fair market value of shares is not necessarily the traded price but rather the inherent value based on fair market valuation concepts, such as price to book value, price to revenue, earnings potential, etc.  Using these types of valuation techniques we believe the inherent value of STS is higher than our traded price at this time.

As such, we believe that there have been sufficient write downs of our investment in Nexo so as to not warrant any goodwill impairment.

10.	Inconsistency of Nexo Share Holdings

As noted in our answer to your Question 8 above, during 2010 Nexo completed a debt for equity swap, which diluted STS's ownership in Nexo from 22% to 17.3%. We then purchased another 12.2% resulting in STS owning 29.5% of Nexo as it does today.

In STS's 10K on page F-28 it states that at the time of the purchase of Nexo shares in 2009 STS acquired 22% of Nexo. This is a correct statement. At the end of 2010 STS's ownership had been reduced to 17.3% and by the end of 2011 STS ownership is 29.5% due to the additional 12.2% purchase.

11.	Commitments and Contingencies, Legal Claims, page 25

On page 34, the disclosure did indicate that the Company received $53,000 during the nine months ended September 30, 2011.  The $53,000 number was a typographical error; the Company actually received a total of $98,000 during nine months ended September 30, 2011.  The disclosure will be corrected in any amended filing and all future filings.  The settlement amounts received are included in other miscellaneous income, and included in the commentary for other miscellaneous income.  In the amended filing, we will indicate clearly that miscellaneous income includes the receipt of $98,000 from the settle of a legal claim with Joseph Muse and others and reference the applicable footnote that covers commitments and contingencies: legal claims.  With regards to how we evaluated the settlement for collectability, the amount reported as collected for the nine months ended September 30, 2011 represents actual cash collected against the awarded amount of the claim.  An additional $5,000 was collected during the fourth quarter of 2011, bringing the total collected through December 31, 2011 to $103,000.

Revised commentary to be included when the amended Form 10-Q is filed for the Nine Months Ended September 30, 2011 (Original commentary was included in the MD&A section on page 34 of Form 10-Q)

Other miscellaneous income increased $63,182 to $97,889 for the nine months ended September 30, 2011 from $34,707 for the nine months ended September 30, 2010. This increase is primarily attributable to the receipt of $98,000 in funds from a legal settlement with Joseph Muse and others during the nine months ended September 30, 2011 (See Note 17.  Commitments and contingencies).

12.	Investment in AR Growth Finance Corp. and Nexo Emprendimientos S.A., page 28

ADDITIONAL DISCLOSURE: SEC ITEM 12.

Comment:  We have included summary interim financial information for Nexo Emprendimientos S.A. pursuant to Regulation S-X 8-03 (b) (3) for the years ended December 31, 2010  and 2009 with our amended Form 10-Q.  We have not included AR Growth Finance Corp. in the expanded disclosure for Note 18  in the amended Form 10-Q for the quarter ended September 30, 2011, since we have not reported any revenue or expense activity for this company for the years ended December 31, 2010 and 2009 or the nine month period ended September 30, 2011. A/R Growth Finance Corp. is not considered a significant equity investee, inasmuch as it does not constitute 20% or more of the Company’s consolidated assets, equity, or income from continuing operations.

Note:  The following information will be included as the last paragraph of Note 18 when the amended Form 10-Q is filed for the Nine Months ended September 30, 2011.

The following presents statements of income summary for Nexo Emprednimientos S.A. Such summary information has been provided herein based upon the individual significance of the unconsolidated equity investments to the consolidated financial information of the Company.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$388,238	$1,076,624	$12,348,192	$2,842,085

Cost of services	1,727,832	1,595,773	4,713,076	4,787,319
Operating income (loss)	(1,339,594)	(519,149)	(2,364,884)	(1,557,448)
Net income (loss)	(872,935)	(332,953)	(1,530,870)	(998,859)

	For the YearsEnded December 31,
	2010	2009
	(unaudited)	(unaudited)

Revenues	$5,328,285	$2,631,247

Cost of services	5,970,948	2,303,372
Operating income (loss)	(642,663)	327,876
Net income (loss)	(532,941)	134,662

The Company’s share of income (loss) for the years ended December 31, 2010 and 2009 was $(92,199) and $19,063, respectively. For the three and nine month periods ended September 30, 2011 and 2010, the Company’s share of income (Loss) was $(257,516) and $(332,953) and $(374,288) and $(34,598), respectively.  There have been no operational transactions between the Company and Nexo Emprednimientos S.A. during the periods reported above.

13.	Management’s Discussion and Analysis, page 30 General

Liquidity and Capital Resources (Includes response to SEC item 13 and 14 a.)

Revised commentary will be included in the liquidity and capital resources section when the amended Form 10-Q is filed for the nine months ended September 30, 2011.

As of September 30, 2011, liquid assets consisted primarily of cash and cash equivalents of approximately $516,851 and securities owned of approximately $941,673 for a total of $1,458,524, which is $205,485 higher than the approximately $1,250,039 in liquid assets as of December 31, 2010. Historically, we have financed our business primarily through cash generated by our brokerage operations, as well as proceeds from our private placement of preferred stock and issuance of common stock.

Cash and cash equivalents increased approximately $234,973 to $516,851 at September 30, 2011 as compared to $281,878 at December 31, 2010, which results from the following:

Net loss before non controlling interest	$(625,963)
Adjustment to reconcile net loss before non controlling interest to net cash provided by operating activities	563,697
Changes in operating assets and liabilities	350,264
Net cash provided by operating activities	$287,998
Investing activities	(1,001,968)
Financing activities	946,164
Effect of foreign exchange rate changes on cash and cash equivalents	2,779
Net increase in cash and cash equivalents	234,973

Cash provided by our operating activities for the nine months ended September 30, 2011 was approximately $287,998, comprised of a net loss before noncontrolling interest of  $(625,963), noncash reconciling adjustments of $563,697, and changes in operating assets and liabilities of $350,264. Noncash reconciling adjustments include stock-based compensation charges of $141,955, depreciation and amortization of $47,453, and loss in equity of affiliate of $374,288.

The $350,264 change in operating assets and liabilities is primarily attributable to an increase of $3,395,579 in payable to customers, partially offset by a $3,072,483 increase in due from clearing broker. All of the $3,395,579 increase in payable to customers and $3,048,508 (99%) of the $3,072,483 increase due from clearing brokers is attributable to payables associated with our metals trading subsidiary and receivables due from clearing brokers processing transactions on behalf of our metals trading subsidiary, respectively. The increases in payable to customers and due from clearing broker is the direct result of the growth in trading activity, customers, and total assets under management as reported by our subsidiary company, STM, formed in the fourth quarter of 2009 to capitalize on investor interest in trading precious metals such as gold, silver, platinum, and palladium.  Due to the ongoing volatility in the traditional equity markets, many investors have moved into the trading of precious metals, which has driven our growth since the fourth quarter of 2009.  Over the seven quarters ended September 30, 2011, we have averaged a quarter over quarter increase of approximately $43,000 (average growth of 61%.). For the nine months ended September 30, 2011 and 2010, we reported gross trading revenue of approximately $759,000 and $339,000, respectively, an increase of approximately $420,000, or 124%. Since January 2010, assets under management have grown significantly, as a result of the growth in trading volume and in customer accounts managed by STM, which has resulted in the large increase in amounts payable to customers and due from clearing broker.

Cash used in investing activities was $1,001,968, one million of which is related to our purchase of additional equity interests in Nexo Emprendimientos, S.A. Cash provided from or used in our financing activities was approximately $946,164, of which $1,042,857, comes from the sale of our common stock. We made a payment of $52,000 in interest on our non-cumulative Series C preferred stock and principal payments of $44,693 on notes payable and capital lease obligations.

STS, as a broker-dealer, is subject to Rule15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of September 30, 2011, STS had regulatory net capital of approximately $704,438, which exceeded the required amount by approximately $604,226.

In response to the current economic environment, we have implemented changes to our capital management practices to ensure we will be able to continue to meet our obligations.  Specifically certain employee salaries and payout percentages were reduced in July 2009 and continue to be reduced to match current business levels and recent employee resignations will not be immediately filled. We have also undertaken the task of reviewing the other general expenses incurred with the objective cost reductions.

Since we have primarily financed our operations through cash flows generated by our brokerage operations and proceeds from private placements of preferred stock, we are currently exploring an additional offering of preferred stock. There can be no assurance that we will be able to complete this offering on terms acceptable to us, if at all.

The following is a table summarizing our significant commitments as of September, 2011, consisting of debt payments related to our notes payable:

Year ending December 31,	Total
2011	$15,000
2012	61,000
2013	65,000
2014	70,000
2015	76,000
Thereafter	428,000

Total commitments	$715,000

14.           Off-Balance Sheet Arrangements, page 36

a.
We have included expanded disclosure explaining why we have experienced material increases in due from broker and payable to customers in the Management‘s Discussion and Analysis section entitled, “Liquidity and Capital Resources.”

b.	At September 30, 2011, we had no assets under management of MF Global.

c.	In future filings, we will disclose a policy indicating how we determine collectability of amounts due from clearing brokers.

15.           Form 8-K filed December 22, 2011

Please note that the 8K was originally filed pending receipt of the letter from the accountants.  Once the letter was received by the former auditors within 10 days from our initial filing, we amended our 8-K to include their letter.

As requested, we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All amendments to respective financial documents will be independently reviewed by the accountants in the event additional changes are required.  Please note that due to the outsourcing of certain functions, we will contact your office to confirm when amendments to the December 31, 2010 10K, June 30, 2011 10Q, and September 30, 2011 10Q have been filed.

Should you require additional information, please let us know.

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "**Agreement"**) is entered into this 26 day of May, 2011, by and between **Southern Trust Securities Holding Corp.**, a Florida corporation, with a principal address of 145 Almeria Avenue, Coral Gables, Florida 33134 (hereinafter, "**STS**"), represented herein by Kevin E. Fitzgerald, acting in his capacity as President, and **Rentier Fideicomiso Financiero,** an Argentine *fideicomiso financiero* ("**Rentier**"), acting through its trustee ArsCap S.A., with a principal address of Olga Cossettini 831, first floor, Buenos Aires, Argentina, represented herein by Eduardo R. Tabak in his capacity as Vice President of ArsCap S.A. STS and Rentier shall be referred to herein individually as a "**Party**," and collectively as the **"Parties**".

For good and valuable consideration the receipt of which is hereby acknowledged by the Parties by executing this Agreement, the Parties agree as follows:

1. **Purchase of Nexo Shares**. At Closing (as defined in Section 2 below), Rentier shall sell to STS and STS shall purchase from Rentier 2,763,246 shares (the "**Nexo Shares**") of the voting common stock of Nexo Emprendimientos S.A., an Argentine corporation ("**Nexo**"), constituting 12.20% of Nexo's voting capital stock, in consideration of (a) the payment by STS to Rentier of U.S. $1,000,000 (the "**Cash Purchase Price**") and (b) the issuance by STS to Rentier of 1,864,857 newly issued restricted shares of the common stock of STS constituting 9.72% (excluding any STS warrants or options, or any of STS shares to be purchased pursuant to Section 5(b)) of STS common issued stock (the "**STS Shares**").

2. **Closing**. The closing of the transactions contemplated pursuant to Section 1 above (the "**Closing**") shall occur on the date of the execution of this Agreement, at which time (a) STS shall pay the Cash Purchase Price by wire transfer in immediately available funds to an account designated in writing by Rentier, (b) STS shall irrevocably instruct its transfer agent to issue to Rentier the STS Shares by no later than [three (3) days] from the date of Closing, and (c) Rentier shall send Nexo a notice in the form attached hereto as Exhibit A.

3. **Representations and Warranties of STS.**

(a) ***Organization and Corporate Power.*** STS is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

(b) ***Authorization.*** STS has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by STS, and validly authorized by all of its corporate bodies. This Agreement constitutes a valid and binding obligation of STS, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization and other similar laws affecting enforcement of creditors' rights generally.

(c) *Consents and Approvals. No Violations*. Neither the execution nor delivery of this Agreement by STS or any of the related documents will (a) conflict with or result in any breach of any provision of the charter documents of STS; (b) result in a violation or breach of any agreement or instrument or obligation to which STS is a party or by which STS or its properties or assets are bound; or (c) violate any law applicable to STS or any of its respective properties or assets.

(d) *STS Shares*. The STS Shares upon issuance shall be duly and validly issued, subscribed, paid-in and outstanding securities, with no liens attached thereto. The terms of issue of STS Shares have been approved in accordance with STS's Articles of Incorporation and bylaws and are not subject to any preemptive rights or right to accrue of any other stockholder of STS. There are no options, warrants, coupons for the subscription of or other rights for the acquisition of shares of STS, nor bonds or preferred shares convertible into or exchangeable for shares, that may in general grant STS's current stockholders the right to acquire the STS Shares and STS has not undertaken to issue such options, warrants, coupons for the subscription of shares, rights, bonds or preferred shares. STS has no (a) capital increase or decrease pending; (b) subscription, issue or redemption of shares pending; (c) amendment of its bylaws pending; (d) merger, spin off, split up, or transfer of the business as a going concern pending; or (e) any other corporate action with a similar significance or effect pending. STS is entitled to issue and dispose of the STS Shares with no liens attached thereto, and there are no restrictions on the transfer of such securities to Rentier. Upon the consummation of the transactions contemplated in this Agreement, Rentier shall acquire good and marketable title to, subject to applicable securities law restrictions, the STS Shares, free and clear of any encumbrances, including, without limitation, any priority, preemptive rights or preference granted to any person. The Parties agree that for a period of six (6) months from the issuance of the STS Shares to Rentier, the STS Shares shall be "restricted securities" pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), and therefore Rentier shall not be entitled to sell or dispose of the STS Shares, without registration or an applicable exemption therefrom. Subsequent to such six (6) month period, Rentier may sell, transfer or convey the STS Shares as it deems appropriate subject to compliance with the applicable requirements of Rule 144 under the Securities Act.

(e) *Litigation*. There is no legal action, suit, controversy, and/or governmental investigation pending or, to the knowledge of STS, threatened against or by, STS and/or any of its shareholders or affiliates by or before any court or governmental entity which, whether individually or in the aggregate, would reasonably be expected to materially impair STS's ability to consummate the transactions contemplated under this Agreement.

(f) *Exempt Transaction*. STS understands that its offer and sale of the STS Shares is intended to be exempt from registration under the Securities Act and exempt from registration or qualification under state securities law.

(g) *Purchase for Own Account*. STS confirms that the Nexo Shares will be acquired for STS's own account and not with a view to the distribution of such securities.

(h) *Investment Experience.* STS acknowledges that it can bear the economic risk of its investment in the Nexo Shares, and has such knowledge and experience in financial or business matters through its directors and officers that it is capable of evaluating the merits and risks of the investment in the Nexo Shares.

(i) *Investment Process*. STS has independently evaluated its investment decision; followed its own investment procedures; conducted diligence and received information it needed for an informed decision to purchase the Nexo Shares.

(j) *STS Current Shareholding.* Prior to consummating the transactions contemplated hereunder, STS owns 3,918,640 shares of Nexo, representing 17.30% of Nexo's voting capital stock.

4. **Representations and Warranties of Rentier**.

(a) *Organization and Corporate Power.* Rentier is a *fideicomiso financiero* duly organized, validly existing and in good standing under the laws of Argentina, especially the trust law number 24,441. The trustee ArsCap S.A. limits its responsibility to Rentier's assets in accordance with such law.

(b) *Authorization*. Rentier has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Rentier, and validly authorized by all of its trust authorities. This Agreement constitutes a valid and binding obligation of Rentier, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization and other similar laws affecting enforcement of creditors' rights generally.

(c) *Consents and Approvals. No Violations*. Neither the execution nor delivery of this Agreement by Rentier or any of the related documents will (a) conflict with or result in any breach of any provision of the charter documents of Rentier; (b) result in a violation or breach of any agreement or instrument or obligation to which Rentier is a party or by which Rentier or its properties or assets are bound; or (c) violate any law applicable to Rentier or any of its respective properties or assets.

(d) *Nexo Shares*. Rentier is the holder of, and is entitled to dispose of, the Nexo Shares with no liens attached thereto, and there are no restrictions on the transfer of such securities to STS. Upon the consummation of the transactions contemplated in this Agreement, STS shall acquire good and marketable title to, subject to applicable securities law restrictions, the Nexo Shares, free and clear of any encumbrances, including, without limitation, any priority, preemptive rights or preference granted to any person.

(e) *Litigation*. There is no legal action, suit, controversy, and/or governmental investigation pending or, to the knowledge of Rentier, threatened against or by, Rentier and/or any of its shareholders or affiliates by or before any court or governmental entity which, whether individually or in the aggregate, would reasonably be expected to materially impair Rentier's ability to consummate the transactions contemplated under this Agreement.

(f) ***Exempt Transaction***. Rentier understands that the offer and sale by Rentier of the Nexo Shares is intended to be exempt from registration under the Securities Act and exempt from registration or qualification under state securities law.

(g) ***Purchase for Own Account.*** Rentier confirms that the STS Shares to be received by Rentier will be acquired for Rentier's own account and not with a view to the distribution of such securities.

(h) ***Investment Experience.*** Rentier acknowledges that it can bear the economic risk of its investment in the STS Shares, and has such knowledge and experience in financial or business matters through its directors and officers that it is capable of evaluating the merits and risks of the investment in the STS Shares.

(i) ***Accredited Buyer***. Rentier is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D under the Securities Act.

(j) ***Investment Process***. Rentier has independently evaluated its investment decision; followed its own investment procedures; conducted diligence and received information it needed for an informed decision to purchase the STS Shares.

(k) ***Restricted Securities***. Rentier understands that the STS Shares are "restricted securities" under the U.S. federal securities laws and that such securities may be resold without registration under the Act only in certain limited circumstances. In the absence of an effective registration statement covering the securities or an available exemption from registration under the Act, the securities must be held indefinitely. In this connection, Rentier represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

5. **Rentier Undertakings**.

(a) Rentier hereby agrees that after Closing, it will invest $957,143 into Nexo in the form of a new Nexo U.S. $957,143 Bond (*obligación negociable*) which will bear interest at a rate of 8% annually. The interest will be paid in kind until the end of September of 2012 whereupon the Bond will begin to amortize equally over the subsequent 10 consecutive quarters. The Bond shall be backed by assets satisfactory to Rentier (including Nexo's assets or public bonds).

In the interim period between Closing and issuance by Nexo of a Bond (*obligación negociable*) with the aforementioned terms and conditions, within ten (10) business days from Closing Rentier shall lend Nexo U.S. $957,143 pursuant to a loan agreement, which terms and conditions shall mirror those described in (a) above.

(b) Rentier hereby agrees to invest U.S. $42,857 in a private placement of STS shares currently in process.

6. **Registration Rights**. STS agrees that if at any time within the three year period commencing on the date of this Agreement, STS should file a registration statement with the United States Securities and Exchange Commission under the Securities Act (other than in connection with a merger or other business combination transaction or pursuant to Form S-8), it will give written notice at least 30 calendar days prior to the filing of each such registration statement to Rentier of its intention to do so. If Rentier promptly notifies STS in writing of its desire to include the STS Shares in the proposed registration statement, STS shall use its "best efforts" to have the STS Shares registered under such registration statement. Notwithstanding the foregoing, STS shall have the right at any time after it shall have given written notice (irrespective of whether a written request for inclusion of any such securities shall have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof. If the managing underwriter of an STS stock offering or financial advisor of STS, in good faith and for valid business reasons, objects to such rights, such objection shall preclude such inclusion. All expenses incurred by STS in registration of the STS shares, including without limitation all registration and filing fees, fees and disbursements of all independent auditors or legal counsel for STS and the expense of any special audits incident to, or required by, any such registration and the expenses of complying with the securities laws of any jurisdiction shall be paid by STS.

7. **Miscellaneous.**

(a) *Amendments and Waivers*. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived only with the written consent of all of the Parties.

(b) *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of Argentina. Any controversy arising in connection with this Agreement, including the existence, validity, construction or enforcement hereof (the "**Controversy**"), shall be settled under the Rules of Mediation and Conciliation of the General Arbitration Tribunal of the Buenos Aires Stock Exchange. Any Controversy not settled under the aforementioned rules shall be settled by arbitration in law (*arbitraje de derecho*) to be conducted under such Rules. The arbitration award shall be final and binding on the Parties.

(c) *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

(d) *Entire Agreement Assignment*. This Agreement (a) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and (b) shall not be assigned, by either Party, without the prior written consent of the other Party. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to affect the validity or continuing effectiveness of any of the provisions of that certain Revised Letter of Intent dated as of April 19, 2011 by and between STS, Probenefit S.A., an Argentine *sociedad anonima*, Nexo and ArsCap, S.A.

(e) *Severability*. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof, and the remaining terms and provisions shall remain in full force and effect.

(f) *Descriptive Headings*. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

(g) *No Waivers*. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any Party, and no course of dealing between the Parties, shall constitute a waiver of any such right, power or remedy. No waiver by a Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless in writing and signed by the Party against whom such waiver is sought to be enforced.

(h) *Language*. This Agreement has been negotiated in both Spanish and English language and executed in both languages. The English language version of this Agreement shall control and be conclusive as to the meaning of any terms and provisions hereof or thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

Southern Trust Securities Holding Corporation

[signature] 5/26/11

By: Kevin Fitzgerald Date:

ArsCap S.A.
Acting solely in its capacity of Trustee of
Rentier Fideicomiso Financiero

[signature]

By: Date:

Southern Trust Securities Holding Corporation

145 Almeria Avenue

Coral Gables, Florida 33134

REVISED LETTER OF INTENT

THIS REVISED LETTER OF INTENT ("Revised LOI"), dated as of April 19, 2011 confirms certain non-binding understandings and certain binding agreements by and among Southern Trust Securities Holding Corporation, with a principal address of 145 Almeria Avenue, Coral Gables, FL 33134 ("STS"), Probenefit S.A., with a principal address of Avenue Corrientes 311-11 Buenos Aires, Argentina ("Probenefit"), and Rentier Fideicomiso Financiero, acting through its trustee ArsCap S.A., with a principal address of Olga Cossettini 831, first floor, Buenos Aires, Argentina ("Rentier") relating to a potential acquisition, or other combinational transaction, involving Nexo Empredimientos S.A. ("Nexo"), with a principal address of 25 de Mayo 221, Sunchales, Province of Santa Fe, Argentina (the "Transaction"). For purposes of this Revised LOI, each of STS, Probenefit, Rentier and Nexo shall individually be referred to as a Party and collectively as the Parties.

1. Proposed Transaction.

(a) General. STS will acquire 9,671,360 shares of the common stock of Nexo (the "Nexo Shares") currently owned by Rentier in consideration for the payment by STS to Rentier of U.S. $3,500,000 (the "Cash Purchase Price") and the issuance by STS to Rentier of 6,527,000 newly issued restricted shares of the common stock of STS (the "STS Shares"). The Transaction will be completed as a step transaction whereby in Step 1 STS will acquire 2,763,246 shares of the common stock of Nexo owned by Rentier in consideration of U.S. $1,000,000 and the issuance by STS to Rentier of 1,864,857 newly issued restricted shares of the common stock of STS (the "Step 1 Transaction"). The remaining part of the Transaction will be completed within 6 months of the date of this Revised LOI. Specifically, STS will acquire 6,908,114 shares of the common stock of Nexo owned by Rentier in consideration of U.S. $2,500,000 and the issuance by STS to Rentier of 4,662,143 newly issued restricted shares of the common stock of STS (the "Step 2 Transaction"). The total Nexo Shares to be acquired as a result of both the Step 1 and Step 2 transactions and the shares of common stock in Nexo currently owned by STS will, at the closing of the Step 2 Transaction, constitute 60% of the fully diluted shares of Nexo. The terms of the Transaction will be more particularly set forth in purchase agreements and one or more definitive agreements (collectively the "Definitive Agreements") to be mutually agreed upon by the parties.

(b) Conditions Precedent to Closing of Transaction. The closing of the Transaction will be contingent on the following:

(i) STS obtaining at least U.S. $1,000,000 in cash proceeds from a private placement of STS shares (the "STS Offering") for the Step 1 Transaction and $2,500,000 in cash proceeds from the STS Offering for the Step 2 Transaction. The Step 1 Transaction will be completed immediately after STS obtains the $1,000,000 cash proceeds.

(ii) Rentier's agreement that immediately after the closing of the Step 1 Transaction it will invest $957,143 into Nexo in the form of a new Nexo U.S. $957,143 Bond which will bear interest at a rate of 8% annually. The interest will be paid in kind until the end of September of 2012 whereupon the Bond will begin to amortize equally over the subsequent 10 consecutive quarters. Further, Rentier's agreement that immediately after the closing of the Step 2 Transaction it will invest U.S. $ 2,392,857 into Nexo in the same form as the Step 1 Transaction's investment into Nexo described above;

(iii) Rentier's agreement to invest U.S. $42,857 in the STS Offering at the closing of the Step 1 Transaction and U.S. $107,143 in the STS Offering at the closing of the Step 2 Transaction;

(iv) Nexo's and Rentier's agreement to grant STS a right of first refusal on any future sale of Nexo stock for the purpose of providing STS with the option to own at all times at least 50% of the stock of Nexo; and

(v) STS, Rentier and Nexo entering into a definitive shareholders' agreement at the time of the closing of the Step 2 Transaction for Nexo, providing, among other things:

(1) STS with the right, on a timely basis, to all monthly financial and operating results of Nexo and specific timetables related to the Nexo quarterly and yearly financial reports that will be required for STS to fulfill its SEC reporting obligations.

(2) Corporate decisions only valid with STS and Rentier affirmative vote.

(3) Maintenance of current management of Nexo.

(4) STS and Rentier will have first refusal, tag-along and drag-along rights related to Nexo shares.

(c) Other Terms of Transaction. The Definitive Agreements will also incorporate the following terms and conditions:

(i) Rentier and Nexo will provide STS with any and all corporate documentation as reasonably available to Rentier and Nexo, prior to, or at closing of the Step 2 Transaction;

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(ii) At the closing of the Step 2 Transaction Rentier will be entitled to appoint one person to the Board of Directors of STS and Rentier will be entitled to such Board seat for as long as Rentier owns all of the STS Shares; and

(iii) Each Party shall be responsible for its own expenses incurred in connection with the Transaction.

(d) Definitive Agreements. The Parties agree to undertake commercially reasonable efforts to negotiate, execute and close under the Definitive Agreements by no later than October 13, 2011.

2. No-Shop Clause. From the date of execution of this Revised LOI until the date which is one hundred and eighty (180) thereafter, neither Rentier nor Nexo will, without the approval of STS:

(a) offer for direct or indirect sale any equity securities or rights convertible into equity securities of Nexo;

(b) solicit offers to buy directly or indirectly any securities or rights convertible into equity securities of Nexo;

(c) hold discussions with any party (other than STS) looking toward such an offer or solicitation or looking toward a merger or consolidation of Nexo; or

(d) enter into any agreement with any party (other than STS) with respect to the sale or other disposition of any equity securities or rights convertible into equity securities of Nexo.

Rentier and Nexo will promptly communicate to STS the substance of any inquiry or proposal concerning any such transaction.

3. Continuation of Nexo's Operations. Nexo shall continue to operate its business in the ordinary course consistent with Nexo's past practices. Without STS' prior written consent, Nexo shall not:

(a) make any material change in the business or operation of Nexo; or

(b) enter into any other significant and material contract, commitment or transaction.

From the date of this Revised LOI until it is terminated, Nexo, Probenefit or Rentier shall not enter into any agreement with any person or entity with respect to any transaction outside the ordinary course of its business that would reasonably be expected to materially adversely affect the value of the Transaction to STS.

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4. Due Diligence.

(a) Prior to closing of the Step 1 Transaction, Nexo and Rentier shall furnish to STS's officers, employees, agents, accountants, counsel and other representatives such financial and operating data and other information relating to its business and operations as STS or any of such persons may from time to time reasonably request. Nexo and Rentier will afford STS and its representatives full and complete access to inspect and appraise the business of Nexo; provided, however, such inspections shall not materially interfere with Nexo's operations.

(b) Prior to closing of the Step 1 Transaction, STS shall furnish to Rentier's officers, employees, agents, accountants, counsel and other representatives such financial and operating data and other information relating to its business and operations as Rentier or any of such persons may from time to time reasonably request. STS will afford Rentier and its representatives full and complete access to inspect and appraise the business of STS; provided, however, such inspections shall not materially interfere with STS's operations.

5. Confidential Information. The Parties acknowledge that the Transaction will involve the exchange of certain business information and intellectual property ("Confidential Information"), which the parties consider confidential and proprietary. For a period of two (2) years after the date hereof, without the prior written consent of the Party disclosing its Confidential Information (the "Disclosing Party"), no Party receiving such Confidential Information (the "Receiving Party") shall, and each Receiving Party shall cause its affiliates to not, directly or indirectly, disclose to any third party any such Confidential Information, including, without limitation, customer lists, vendor lists, pricing schedules, financial statements, business plans and projections, except (a) to such Receiving Party's advisors (including, without limitation, attorneys and accountants) or (b) as may be required by law, rule or regulation (in which event the Receiving Party shall notify the Disclosing Party and provide the Disclosing Party with an opportunity to review the Confidential Information subject to the required disclosure and to seek the appropriate protections under applicable law in advance of the proposed disclosure). Upon execution of the Definitive Agreements, the confidentiality provisions thereof will control. Each of Probenefit, Rentier and Nexo acknowledges that it is aware, and that it will advise its employees and representatives who are informed as to the matters which are the subject of this Revised LOI, that the United States securities laws prohibit any person in possession of material non-public information concerning an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

6. Termination. This Revised Letter of Intent may be terminated:

(a) by consent of each of Probenefit, Rentier and STS; or

(b) by Probenefit, Rentier or STS if the closing of the Step 2 Transaction has not occurred within one hundred and eighty (180) days from the date hereof.

7. Probenefit and Rentier Representations and Warranties. Probenefit and Rentier represent and warrant that neither each of them nor any of its direct or indirect owners (other

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than STS) is a party to any agreement or commitment, or subject to any legally binding restriction or agreement containing non-compete covenants or other covenants, which impedes or prohibits Probenefit or Rentier or such owners from consummating the Transaction described herein.

Probenefit represents that it is the sole owner of all equity (*certificados de participación*) of Rentier.

8. STS Representations and Warranties. STS represents and warrants that neither itself nor any of its direct or indirect owners is a party to any agreement or commitment, or subject to any legally binding restriction or agreement containing covenants which impedes or prohibits STS or such owners from consummating the Transaction described herein.

9. General Provisions.

(a) Transaction and Related Expenses. Each of the Parties will bear its own legal, accounting, and other fees and expenses incurred in connection with the contemplated Transaction, including without limitation fees and expenses relating to due diligence review and all negotiations and documentation of the Transaction including this Revised LOI.

(b) Governing Law. This Revised LOI will be governed by and construed under the laws of the State of Florida, without giving effect to the principles of conflicts of law.

(c) Arbitration. Any controversy, dispute or claim between parties arising out of or relating to or concerning the provisions of this Revised LOI shall be finally settled by arbitration in Miami, Florida before, and in accordance with the rules then obtaining of the American Arbitration Association ("AAA") in accordance with the commercial arbitration rules of the AAA.

(d) Authority/Execution. Each signatory to this Revised LOI represents and warrants that he or she possesses all necessary capacity and authority to act for, sign, and bind the respective entity on whose behalf he or she is signing.

(e) Counterparts. This Revised LOI may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(f) Construction and Acknowledgment. This Revised LOI is to be construed without regard to any presumption or other rule requiring construction against the party causing it to be drafted. All headings in this Revised LOI are for convenience only and are not deemed part of the content of this Revised LOI. When the context of this Revised LOI requires, the gender of all words will include the masculine, feminine, and neuter, and the number of all words will include the singular and plural.

(g) Breach. In the event any signatory considers that a breach of the Revised LOI has occurred, it shall notify the other party requesting that the breach be cured within (5) business days. Shall the breach not be cured, only then the party will have the appropriate remedies.

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IN WITNESS WHEREOF, each Party has duly executed this Revised LOI to be effective as of the day and year first above written.

Southern Trust Securities Holding Corporation

By: Robert Escobio Date:

Probenefit S.A.

By: Antonio Goitisolo Date

Nexo Empredimientos S.A.

By: Oscar Cerutti Date:

ArsCap S.A.
Acting solely in its capacity of Trustee of Rentier Fideicomiso Financiero

By: Eduardo Tabak Date:

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FULLY DISCLOSED CLEARING AGREEMENT

OF

PERSHING LLC
(NASD MEMBER)

THIS AGREEMENT is made and entered into this 17th day of June, 2005 by and between Pershing LLC ("Pershing"), a Limited Liability Company, and Capital Investment Services, Inc. ("Broker"), a Florida Corporation.

1.0 APPROVAL

This Agreement shall be subject to approval by the New York Stock Exchange, Inc. ("NYSE") and by any other self-regulatory organization vested with the authority to review or approve it. Pershing shall submit this Agreement to the NYSE and Broker shall submit the Agreement to any other such organization from which Broker is required to obtain approval. In the event of disapproval, the parties shall bargain in good faith to achieve the requisite approval.

2.0 AGREEMENT

From the date of this Agreement until the termination of this Agreement as provided in Paragraph 23 hereof, Pershing shall carry the proprietary accounts of Broker and the cash and margin accounts of the customers of Broker introduced by Broker to Pershing, and accepted by Pershing, and shall clear transactions on a fully disclosed basis for such accounts, in the manner and to the extent set forth in this Agreement.

3.0 ALLOCATION OF RESPONSIBILITY

3.1 Responsibilities of the Parties.

Pursuant to NYSE Rule 382, responsibility for compliance with applicable laws, rules, and regulations of the Securities and Exchange Commission ("SEC"), the NASD, the NYSE, and any other regulatory or self-regulatory agency or organization (collectively the "Rules") shall be allocated between Pershing and Broker as set forth in this Agreement. To the extent that a particular function is allocated to one party under this Agreement, the other party shall supply that party with information in its possession pertinent to the performance and supervision of that function.

3.2 Relationship with Customers.

Pershing shall provide services under this Agreement to Broker only to the extent explicitly required by specific provisions contained in this Agreement and shall not be responsible for any duties or obligations not specifically allocated to Pershing pursuant to this Agreement. Broker shall enter into appropriate contractual arrangements with customers on its own behalf, and such agreements shall make Broker, and not Pershing, responsible to customers for the provision of services. Broker shall not be deemed to be an agent of Pershing for any purpose, nor shall Pershing be deemed to have a fiduciary

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relationship with any of Broker's customers. Broker acknowledges that Pershing does not control the business or operations of Broker.

4.0 REPRESENTATIONS AND WARRANTIES

4.1 Broker. Broker represents and warrants that:

4.1.1 Corporation Duly Organized. Broker is a corporation duly organized, validly existing, and in good standing under the laws of the state of its incorporation.

4.1.2 Registration. Broker is duly registered and in good standing as a broker-dealer with the SEC.

4.1.3 Authority to Enter Agreement. Broker has all requisite authority, whether arising under applicable federal or state law or the rules and regulations of any regulatory or self-regulatory organization to which Broker is subject, to enter into this Agreement and to retain the services of Pershing in accordance with the terms of this Agreement.

4.1.4 Material Compliance with Rules and Regulations. Broker and each of its employees is in material compliance with, and during the term of this Agreement shall remain in material compliance with, the registration, qualification, capital, financial reporting, customer protection, and other requirements of every self-regulatory organization of which Broker is a member, of the SEC, and of every state to the extent that Broker or any of its employees is subject to the jurisdiction of that state.

4.1.5 No Pending Action, Suit, Investigation, or Inquiry. Broker has disclosed to Pershing every material action, suit, investigation, inquiry, or proceeding (formal or informal) pending or threatened against or affecting Broker, any of its affiliates, or any officer, director, or general securities principal or financial and operations principal of Broker, or their respective property or assets, by or before any court or other tribunal, any arbitrator, any governmental authority, or any self-regulatory organization of which any of them is a member. Broker shall notify Pershing promptly of the initiation of any action, suit, investigation, inquiry, or proceeding that may have a material impact on the capital of Broker.

4.1.6 Broker Responsibility. Broker shall be responsible for all internal operations related to its business including without limitation (i) all accounting, bookkeeping, record-keeping, cashiering, commodity transactions, or any other transactions not involving securities; or any matter not contemplated by the Agreement; (ii) preparation of Broker's payroll records, financial statements, or any analysis thereof; (iii) preparation or issuance of checks in payment of Broker's expenses, other than expenses incurred by Pershing on behalf of Broker pursuant to this Agreement; and (iv) payment of commissions to Broker's sales personnel.

4.2 Pershing. Pershing represents and warrants that:

4.2.1 Duly Organized. Pershing is a Limited Liability Company duly organized, validly existing, and in good standing under the laws of the state of Delaware.

4.2.2 Registration. Pershing is duly registered and in good standing as a broker-dealer with the SEC and is a member firm in good standing of the NYSE and the NASD.

4.2.3 Authority to Enter Agreement. Pershing has all requisite authority, whether arising under applicable federal or state law, or the rules and regulations of any regulatory or self-regulatory

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organization to which Pershing is subject, to enter into this Agreement and to provide services in accordance with the terms of this Agreement.

4.2.4 Compliance with Registration. Pershing and each of its employees is in material compliance with, and during the term of this Agreement shall remain in material compliance with the registration, qualification, capital, financial reporting, customer protection, and other requirements of every self-regulatory organization of which Pershing is a member, of the Securities and Exchange Commission ("SEC"), and every state.

5.0 ESTABLISHING AND ACCEPTING NEW ACCOUNTS

5.1 Acceptance of New Accounts. Broker shall be responsible for opening and approving new accounts in compliance with the Rules.

5.1.1 Pershing reserves the right to reject any account that the Broker may forward to Pershing as a potential new account for commercially reasonable reasons, including but not limited to, credit and reputational considerations. Pershing also reserves the right to terminate any account previously accepted by it as a new account.

5.2 Maintenance of Account Information. Pershing may rely without inquiry on the validity of all customer information furnished to it by Broker. Possession of any such documents or information, however provided, concerning Broker's customers does not create a duty on the part of Pershing to review or understand the content of those documents.

5.3 Pershing Operations Manual. Broker acknowledges receipt and familiarity with the Pershing "Quick Reference Guide" and "Bulletins" and agrees to familiarize itself with any modifications or supplements to such documents that may be issued from time to time. Broker further agrees to abide by Pershing's "Quick Reference Guide" and "Bulletins" and any modifications or supplements to such documents that may be issued from time to time and delivered or made available to Broker.

6.0 SUPERVISION OF ORDERS AND ACCOUNTS

6.1 Responsibility for Compliance. Broker shall be solely responsible for compliance with suitability, "Know Your Customer" rules, and other requirements of federal and state law and regulatory and self-regulatory rules and regulations governing transactions and accounts. Possession by Pershing of surveillance records, exception reports, or other similar data shall not obligate Pershing to review or be aware of their contents. Pershing shall not be required to make any investigation into the facts surrounding any transaction that it may execute or clear for Broker or any customer of Broker.

6.2 Compliance Procedures. Broker agrees to supervise compliance with the Rules. Broker shall review transactions and accounts to assure compliance with prohibitions against manipulative practices, insider trading, market timing and late trading of mutual fund shares and other requirements of federal and state law and applicable regulatory and self-regulatory rules and regulations to which Broker or its customer are subject. Without limiting the above, Broker shall be responsible for compliance with the supervisory requirements in Section 15(b)(4) of the Securities Exchange Act of 1934, as amended, NASD Rule 3010, NYSE Rules 342, 351 and 431, and similar rules adopted by any other regulatory or self-regulatory agency or organization, to the extent applicable.

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6.3 Knowledge of Customer's Financial Resources and Investment Objectives. Broker shall comply with Rule 405(1) of the NYSE or comparable requirements of similar rules of any other regulatory or self-regulatory organization to which Broker is subject. Broker shall obtain all essential facts relating to each customer, each cash and margin account, each order, and each person holding a power of attorney over any account, in order to assess the suitability of transactions (when required by applicable rules), the authenticity of orders, signatures, endorsements, certificates, or other documentation, and the frequency of trading. Broker warrants that, to the best of its knowledge, Broker will not open or maintain accounts for persons who are minors or who are otherwise legally incompetent and that Broker will comply with NYSE Rule 407 and other laws, rules, or regulations that govern the manner and circumstances in which accounts may be opened or transactions authorized.

6.4 Furnishing of Investment Advice. Broker shall be solely responsible for any recommendation or advice it may offer to its customers.

6.5 Discretionary Accounts. Broker shall be solely responsible for obtaining customer approval for and supervising discretionary accounts.

6.6 Obligations Regarding Certain Disclosures. Broker shall make any disclosures and obtain any agreements from its customers required by applicable law or regulation, including, without limitation, any disclosures or agreements required for margin, listed options, IPO's, mutual funds, penny stocks, derivative securities, account transfers or conversions. The cost of making such disclosures or obtaining such agreements shall be borne by Broker.

7.0 EXTENSION OF CREDIT

7.1 Presumption of Cash Account. Pershing may, but is not required to, permit customers of Broker to purchase securities on margin, but all transactions for a customer will be deemed to be cash transactions, and payment for those transactions will be required in the manner applicable to cash transactions, unless, on or prior to settlement, Broker has furnished Pershing with an executed margin agreement and consent to loan of securities.

7.2 Margin Requirements. Margin accounts introduced by Broker shall be subject to Pershing's margin requirements as in effect from time to time. Pershing reserves the right to refuse to accept any transaction in a margin account without the actual receipt of the necessary margin and to impose a higher margin requirement for a particular account when, in Pershing's discretion, the past history or nature of the account or other factors or the securities held in it warrant such action. In all instances, Broker may require higher margin than imposed by Pershing for any particular account, group of accounts, or all accounts introduced by Broker to Pershing. In any case where Broker requests Pershing to extend credit upon control or restricted securities, pursuant to Rule 144 under the Securities Act of 1933, as amended ("Rule 144"), or otherwise; Broker shall submit to Pershing such documentation, agreements and information as shall be reasonably required by Pershing to decide to extend such credit. Any extension of credit so approved shall be subject to Pershing's credit policies as shall be in effect from time to time.

7.3 Margin Maintenance and Compliance with Regulation T and SEC Rule 15c3-3(m).

7.3.1 Initial Margin. Broker shall be responsible for the initial margin requirement for any transaction until such initial margin has been received by Pershing in acceptable form.

7.3.2 Margin Calls. After the initial margin for a transaction has been received, subsequent margin calls may be made by Pershing at its discretion. Pershing shall calculate the maintenance requirement and

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notify Broker of any amounts due. Broker shall be responsible for forwarding the margin call to its customer and obtaining the amount due directly from Broker's customer. If Broker fails to take the appropriate action, Pershing reserves the right to collect the amount due directly from Broker's customer. Broker agrees to cooperate with Pershing in complying with and obtaining margin in response to such calls.

7.3.3 Actions upon Failure to Meet Margin Calls or Deliver Securities. In the event that satisfactory margin is not provided within the time specified by Pershing, or securities sold are not delivered as required, Pershing may take such actions as Pershing deems appropriate, including, but not limited to, entering orders to buy-in or sell-out. Broker shall cooperate with Pershing by entering orders to buy-in or sell-out securities. Compliance with a request to withhold action shall not be deemed a waiver by Pershing of any of its rights under this Agreement.

7.4 Charging of Interest and Disclosures Pursuant to Rule 10b-16 and NASD Rule 2341. Interest charged by Pershing to Broker's clients with respect to debit balances in customers' accounts shall be determined in accordance with Schedule A attached to this Agreement. Broker shall send each margin customer a written Margin Disclosure Statement and other written disclosures, in a form acceptable to Pershing, at the time of the opening of a margin account as required by SEC Rule 10b-16 and NASD Rule 2341. If not already delivered to each margin customer by Pershing in connection with the delivery of the written new account Disclosure Statement in accordance with NYSE Rule 382, Broker agrees to deliver a written disclosure statement to its customer as required by SEC Rule 10b-16.

7.5 Unsecured Debits or Unsecured Short Positions. Pershing shall charge against the accounts of Broker an amount equal to the value of any unsecured debit or short position (on a "mark to market" basis) in a customer account if that position has not been promptly resolved by payment or delivery. Any remaining debit may be charged against Broker pursuant to Paragraph 20 of this Agreement.

7.6 EXTENSION OF NONPURPOSE CREDIT

7.6.1 Nonpurpose Credit. Pershing may, but is not required to, extend and maintain nonpurpose credit to customers of Broker not for purposes of purchasing, carrying, or trading in securities, but all extensions of credit to a customer will be deemed to be purpose credit subject to Regulation T unless, prior to extending the credit, Broker has furnished Pershing with an executed Federal Reserve Form T-4.

7.6.2 Nonpurpose Lending Requirements. Nonpurpose credit extended by Pershing shall be subject to nonpurpose lending requirements as established and modified by Pershing from time to time. Pershing reserves the right to refuse to extend nonpurpose credit without the actual receipt of the necessary underlying collateral and to impose a higher underlying collateral value requirement for a particular account when, in Pershing's discretion, the past history or nature of the account or other factors or the securities held in it warrant such action. In all instances, Broker may require a lower loan advance rate to collateral value than imposed by Pershing for any particular account, group of accounts, or all accounts introduced by Broker to Pershing. In any case where Broker requests Pershing to extend nonpurpose credit upon control or restricted securities, pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise; Broker shall submit to Pershing such documentation, agreements and information as shall be reasonably required by Pershing to decide to extend such credit. Any extension of nonpurpose credit so approved shall be subject to Pershing's credit policies as shall be in effect from time to time.

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7.6.3 Underlying Collateral Maintenance and Compliance with Regulation T and SEC Rule 15c3-3(m).

7.6.3.1 Initial Underlying Collateral. Broker shall be responsible for the initial underlying collateral requirement for any extension of nonpurpose credit until such initial underlying collateral has been received by Pershing in acceptable form.

7.6.3.2 Underlying Collateral Calls. After the initial underlying collateral for an extension of nonpurpose credit has been received, subsequent underlying collateral calls may be made by Pershing at its discretion. Pershing shall calculate the maintenance requirement and notify Broker of any amounts due. Broker shall be responsible for issuing the underlying collateral call to its customer and obtaining the amount due directly from Broker's customer. If Broker fails to take the appropriate action, Pershing reserves the right to collect the amount due directly from Broker's customer. Broker agrees to cooperate with Pershing in complying with and obtaining underlying collateral in response to such calls.

7.6.4 Actions Upon Failure to Meet Underlying Collateral Calls or Deliver Securities. In the event that satisfactory underlying collateral is not provided within the time specified by Pershing, or securities sold are not delivered as required, Pershing may take such actions as Pershing deems appropriate, including, but not limited to, entering orders to buy in or sell-out. Broker shall cooperate with Pershing by entering orders to buy-in or sell-out securities. Compliance with a request to withhold action shall not be deemed a waiver by Pershing of any of its rights under the Agreement.

7.6.5 Charging of Interest and Disclosures Pursuant to Rule 10b-16. Interest charged with respect to the extension of nonpurpose credit shall be determined in accordance with Schedule A attached to this Agreement. Broker shall send each customer a written disclosure statement, in a form acceptable to Pershing, at the time of the extension of nonpurpose credit as required by SEC Rule 10b-16.

7.6.6 Unsecured Debits. Pershing shall charge against the accounts of Broker an amount equal to the value of any unsecured debit (on a "mark to market" basis) in a customer account if that position has not been promptly resolved by payment or delivery. Any remaining debit may be charged against Broker pursuant to Paragraph 20 of the Agreement.

8.0 MAINTENANCE OF BOOKS AND RECORDS

8.1 Stock Records. Pershing shall maintain stock records and other prescribed books and records of all transactions executed or cleared through it. Unless otherwise required by law, Pershing shall have no obligation to maintain, or make available to Broker, such books and records after termination of this Agreement. If, however, Pershing does make such books and records available to Broker after the termination of this Agreement, Broker shall reimburse Pershing for its costs and expenses in retrieving such books and records.

8.2 Regulatory Reports and Records. Broker shall prepare, submit, and maintain copies of all reports, records, and regulatory filings required of Broker by any entity that regulates it, including, but not limited to, copies of all account agreements and similar documentation obtained pursuant to Paragraph 5 of this Agreement and any reports and records required to be made or kept under the Currency and Foreign Transactions Reporting Act of 1970, (the "Bank Secrecy Act"), and any rules and regulations promulgated pursuant thereto.

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8.3 ANTI-MONEY LAUNDERING, OFFICE OF FOREIGN ASSETS CONTROL, AND ANTI-TERRORIST FINANCING OBLIGATIONS

Broker and Pershing wish to assure each other that each party to this Agreement is performing its anti-money laundering obligations as required by law and regulation and otherwise set forth the responsibilities that each party will undertake to prevent money laundering and terrorist financing as contemplated by the USA PATRIOT Act and other laws and regulations.

At the time of the opening of any new account, the Broker must obtain sufficient information from its customer to satisfy itself as to the identity of its client and the source of its funds as more fully set forth in this Paragraph 8.3.

Broker acknowledges it has the primary relationship with the customer which Broker introduces to Pershing and therefore Broker is in the best position to know: (1) the client's identity; (2) the client's source of funds; (3) the client's intention for those funds; and (4) whether any particular transaction is unusual or suspicious for that particular client based on Broker's interaction with the client.

Pershing acknowledges it: (1) fully shares with Broker the responsibility to combat money laundering and terrorist financing; (2) shall assist Broker in fulfilling its anti-money laundering obligations by providing certain transaction monitoring tools and reports to help Broker detect money laundering and other suspicious activity; (3) shall engage in its own transaction monitoring of Broker's customers in cooperation with Broker; and (4) cooperate with Broker to detect money laundering and terrorist financing.

8.3.1 Broker's Responsibilities:

a. Anti-Money Laundering Obligations. Broker hereby agrees and acknowledges that it is obligated to and hereby represents and warrants that it now does and will continue to comply with anti-money laundering laws and regulations, including any future obligations that may be imposed on Broker by laws or regulations, to know its customers, their source and use of funds, and to monitor for and identify suspicious activity.

b. Anti-Money Laundering Program. Broker represents and warrants that it has established and maintains an anti-money laundering program, consisting of, at a minimum, written internal policies, procedures and controls including a means for monitoring and identifying suspicious activity, the designation of an anti-money laundering compliance officer (whose identity shall be made known to Pershing and to the NASD and the NYSE), an ongoing employee training program, an independent audit function to test such programs annually, and any additional requirements set forth in the rules of any self-regulatory organization of which Broker is a member. Broker will allow Pershing access to such information as Pershing deems necessary in order for Pershing to test Broker's adherence to Broker's anti-money laundering program. To the extent the testing would be conducted at Broker's office, Pershing needs to provide Broker with reasonable prior notice (at least three business days) and the testing needs to be done on a business day and during regular business hours.

8.3.2 Broker to File CTRs and Provide Copies to Pershing. Broker is responsible for filing currency transaction reports ("CTRs") and will provide a copy of all such reports to Pershing at the same time as they are filed in accordance with applicable regulations.

a. Suspicious Activity Reports. Broker shall be responsible for reviewing for suspicious activities and filing suspicious activity reports on Form SAR-SF and shall coordinate such filing with Pershing. Broker shall, as soon as practical after identifying a suspicious activity and in any event prior to filing a

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suspicious activity report on SAR-SF, notify Pershing's Anti-Money Laundering Compliance Officer and shall, provided each of Broker and Pershing has made the filings contemplated by Paragraph 8.3.7 hereof, communicate with Pershing about the transaction for purposes of sharing information about the transaction and determining whether Broker or Pershing shall file the SAR-SF, unless such sharing of information is prohibited by law. Broker will provide Pershing with copies of all SAR-SFs and other communications it files with respect to accounts held at Pershing, unless prohibited by law. In addition, Broker shall promptly notify Pershing regarding any account activity Broker reasonably believes to be suspicious, not legitimate, not having a reasonably apparent explanation, or could support the filing of a Form SAR-SF.

b. Other Transaction Reports. Prior to filing any report with the Treasury Department, the IRS, the U.S. Customs Service or any regulatory body or organization relating to the reporting of currency transactions or the transfer of currency or monetary instruments into or outside of the United States, including, but not limited to, CTRs, CMIRs and SAR-SFs, Broker shall notify Pershing's Anti-Money Laundering Compliance Officer (unless such notification is prohibited by law) and cooperate with Pershing as Pershing may deem appropriate. Broker will provide Pershing with copies of all reports and other communications with respect to accounts held at Pershing that Broker files with the Treasury Department, the IRS, the U.S. Customs Service, or any regulatory body or organization relating to the reporting of currency transactions, the transfer of currency or monetary instruments into or outside of the United States, or in regard to any suspicious activity, including, but not limited to, CTRs, CMIRs and SAR-SFs, unless the provision of such reports or communications is prohibited by law.

8.3.3. Reports by Pershing. Pershing has the obligation and reserves the right to make and file such suspicious activity or other reports as listed in Paragraph 8.3.2 when it deems it necessary or appropriate; and Broker recognizes that when Pershing does so, Pershing does not thereby assume any responsibility for making and filing reports on behalf of Broker or relieve Broker of its own responsibility for making and filing reports as necessary under U.S. or other laws and regulations. Pershing will provide Broker a copy of any such report that relates to an account of the Broker or a customer of the Broker, unless prohibited by law from doing so.

8.3.4. Restrictions and Conditions on Certain Accounts. Broker hereby agrees and acknowledges that it is obligated to comply with restrictions and conditions on opening and accepting certain accounts, including but not limited to, the following:

a. Know Your Customer and Government List Obligations, Including OFAC. At the time of the opening of any new account, Broker must obtain sufficient information (but no less than the minimum required under Section 326 of the USA PATRIOT Act) from its customer in order to reasonably identify and verify the identity of the client and the source of the client's funds. Broker also must satisfy itself that opening the account would not violate the provisions of various Executive Orders and regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") or be subject to other restriction based on such relevant government lists as may be published from time to time. Broker will immediately inform Pershing of the existence of any account subject to an OFAC or government list restriction. Pershing uses interdiction software and will provide such relevant information as may from time to time be available to assist Broker in detecting possible OFAC and government list violations.

b. Non-Resident Alien Accounts Carried Directly or Through an Investment Advisor. For any account opened for a non-resident alien, Broker shall record the customer's passport number and obtain a copy of the government document used to verify the individual's identity at the time the account is opened. Broker shall also obtain a copy of a passport or other governmental identification for any of the following: the grantor/settlor of a foreign trust; and any beneficial owner of an offshore corporate account

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if: (1) the account is a personal holding company or private investment company; or (2) the beneficial owner of the entity which maintains the account holds more than a 10% interest in the entity. Broker shall not open any introduced account for a personal holding company or private investment company if one or more beneficial owners are U.S. persons. With respect to those accounts involving registered investment advisers, Broker shall conduct a sufficient inquiry to obtain, record and verify information as outlined above about the adviser's customer, including ascertaining the identity of each beneficial owner, of any such account prior to opening the account unless Broker has ascertained that the investment adviser meets the exception set forth in SEC No Action letter dated February 13, 2004 relating to reliance on investment advisers or other SEC guidance applies.

c. Restrictions on Numbered Accounts. Broker will not establish or maintain specially coded or numbered accounts.

d. Source and Use of Funds. Broker will use reasonable efforts to ascertain that the source of a customer's funds are purportedly from customer, the customer is not engaged in unlawful activities, the assets being invested have been legitimately obtained, and any disbursements to a customer or third party are for legitimate purposes.

e. Transaction Reports and Transaction Monitoring Systems. In order to detect suspicious activity, Broker shall utilize the transaction reports and transaction monitoring systems provided by Pershing or shall otherwise perform its own transaction monitoring in order to detect suspicious activity.

f. CIP. In order to induce reasonable reliance by Pershing on Broker with respect to Broker's customer identification program ("CIP"), Broker represents and warrants: (1) it has a written CIP consistent with Section 326 of the USA PATRIOT Act and the rules thereunder; (2) it is subject to a rule implementing 31 U.S.C. 5318(h); (3) it is regulated by a Federal functional regulator as that term is defined under 31.C.F.R. § 103.120(a)(2); and (4) it will certify annually to Pershing that it has implemented an anti-money laundering program and will perform the requirements set forth in Broker's written CIP.

g. Shell Bank Accounts, Foreign Bank Accounts, and Private Banking Accounts. Broker, working in conjunction with Pershing, shall implement the provisions of sections 312, 313, and 319 of the USA PATRIOT Act as set forth in Informational Bulletins disseminated by Pershing from time to time. Copies of all certifications obtained by Broker shall be forwarded to Pershing.

8.3.5 Pershing's Responsibilities:

a. Anti-Money Laundering Obligations. Pershing hereby agrees and acknowledges that it is obligated to comply with anti-money laundering laws and regulations, including any future obligations that may be imposed on Pershing, and that it is responsible to combat money laundering and terrorist financing. Pershing shall (1) make available to Broker such information as it may from time to time recognize as potentially useful through use of Pershing's various interdiction monitoring tools to assist Broker detect possible money laundering and terrorist financing schemes, and (2) conduct various manual and systematic screenings to assist Broker in order to detect suspicious activity and OFAC and other government list violations. The actual systems and tools used for these purposes may vary from time to time, at Pershing's discretion.

b. Anti-Money Laundering Program. Pershing has established and shall continue to maintain an anti-money laundering compliance program in accordance with § 352 of the USA PATRIOT Act as well as NYSE and NASD rules. Pershing further represents and warrants: (1) it has written anti-money laundering policies and procedures including procedures to identify and report suspicious activity

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consistent with its role as a clearing broker; (2) it has a designated Anti-Money Laundering Compliance Officer (whose identity has been made known to Broker and the NASD and NYSE); (3) it provides continuous anti-money laundering training to its employees; and (4) its anti-money laundering program is independently audited on an annual basis.

c. Transaction Reports. Pershing shall provide Broker with anti-money laundering and other activity reports that can be used to detect suspicious activity in order to assist Broker to meet its obligations. Pershing will offer training in the use of such reports. Pershing will also, upon request, provide Broker with relevant information in Pershing's possession that the Broker needs in order to file various required reports, including Forms CTR, CMIR, and SAR-SF and will provide such further assistance as may be required in the filing of such reports.

d. Transaction Monitoring Systems. Pershing shall make available to Broker various information pertinent to Broker's anti-money laundering efforts, including certain systematic transaction monitoring tools such as The Rules Engine™ anti-money laundering rules. Pershing will provide training in the use of such system to assist Broker in detecting suspicious activity and in screening electronic customer account data stored by Pershing on behalf of Broker against various databases through third-party service providers, for purposes of detecting names of OFAC prohibited individuals, entities in countries and other adverse information about the customer ("negative verification").

e. Notification if Pershing Detects Suspicious Activity. Through its trained employees and the use of automated systems, Pershing will review for (including, but not limited to, the items set forth in f through j below) and may detect suspicious activity utilizing a risk-based approach. Pershing's review does not relieve Broker of its own responsibilities to review for suspicious activity which may involve the use of reports and systems listed in c and d above. In such circumstances when Pershing detects suspicious activity, Pershing will contact Broker about the transaction for purposes of sharing information about the transaction, unless Pershing believes that Broker itself may be engaged in suspicious activity or Pershing would be prohibited by law from sharing with Broker information about the suspicious transaction. Nothing in this Paragraph shall be read to prohibit Pershing from filing its own suspicious activity and other reports, as it believes necessary or appropriate. Broker shall take such steps as Pershing may reasonably request in connection with any potential suspicious activity in an account, including closing the account.

f. Incoming FedWires. For all incoming federal fund wires ("FedWires"), Pershing shall initially check relevant information, including the remitter's name, address, and account number, and the originating bank's name and address (to the extent provided on an incoming wire) to detect possible OFAC restrictions.

g. Outgoing FedWires for Third Parties. Requests for third-party wires are processed by Pershing on an exception basis using a risk-based approach. When allowed, for outgoing FedWires ordered to the delivery of a person or entity other than the account holder, Pershing shall review relevant information, including the payee's name, address, and account number, and the recipient bank's name and address, to detect possible violations of OFAC restrictions.

h. Incoming Securities. For securities received, Pershing shall review the names of the specified holder of the security to detect possible violations of OFAC restrictions in those circumstances when the registration on the security received is different than the name on the account into which the securities are deposited.

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i. Outgoing Securities for Third Parties. For outgoing securities to third parties, Pershing shall check the names and addresses of the third party to whom the security is to be delivered to detect possible violations of OFAC restrictions.

j. Systematic Daily Screening, Government Lists Including OFAC. On a daily basis, Pershing shall compare all new accounts opened on its systems and all substantial changes made to account data resident on its systems to determine if any such new or changed account may be subject to an OFAC or other designated government list. In addition, Pershing shall compare its existing customer database to added restrictions as may be published by the Federal Government from time to time. Further, periodically Pershing shall compare its existing customer database to the existing OFAC government lists. In the event that Pershing's comparisons indicate that an account may be subject to an OFAC or government list restriction, Pershing will notify Broker if it believes there is a match. Broker shall cooperate fully with Pershing to determine whether, in fact, the account is subject to any such restriction. Broker will cooperate with Pershing in implementing any such action as may be determined by Pershing to be necessary or appropriate. Broker acknowledges that Pershing may rely on a third-party vendor to provide current OFAC and other government restricted list data, and Pershing shall not be held liable for any errors or omissions caused by such third-party vendor.

k. Electronic Funds Transfer Rule and Travel Rule. Pershing represents it has systems designed to comply with the electronic transfer of funds rules, specifically the "Funds Transfer Rule" and the "Travel Rule," 31 C.F.R. 103.33(f) and (g), when processing disbursements on behalf of Broker. Pershing shall comply with these rules based on information provided by Broker.

8.3.6 Bulletins and Other Informational Memoranda. Pershing shall from time to time issue Bulletins or other informational memoranda to Broker setting forth Pershing's policies and procedures regarding anti-money laundering and terrorist financing. Broker agrees to become familiar with such Bulletins and informational memoranda and to abide by them.

8.3.7 Cooperation. Consistent with Section 314(b) of the USA PATRIOT Act and this Agreement, Broker and Pershing shall cooperate with each other and exchange information to assist each other in detecting money laundering and terrorist financing. Broker and Pershing shall each submit to FinCEN the notice set forth in 31 CFR Part 103.110(b)(2) and shall renew such notice each year. Each instance of information sharing shall constitute a confirmation by Broker to Pershing and by Pershing to Broker that the requisite notice has been filed. Pershing and Broker agree to consult with each other from time to time on the allocation of each other's anti-money laundering responsibilities between them.

8.3.8 No Party to Cause Violation by the Other. Neither Pershing nor Broker shall knowingly take any action to cause the other party to be in violation of any anti-money laundering laws or regulations.

9.0 RECEIPT AND DELIVERY OF FUNDS AND SECURITIES

9.1 Receipt and Delivery of Funds and Securities.

9.1.1 Cashiering Functions. Pershing shall perform cashiering functions for accounts introduced by Broker. These functions shall include receipt and delivery of securities; receipt and payment of funds owed by or to customers; and provision of custody for securities and funds. Broker shall provide Pershing with the data and documents that are necessary or appropriate to permit Pershing to perform its obligations under this Paragraph, including but not limited to copies of records documenting receipt of customers' funds and securities received directly by Broker. Such data and documents must be compatible with the requirements of Pershing's data processing systems.

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9.1.2 Purchases. Broker shall be responsible for purchases (including transactions on a "when issued" basis) made for customers until actual and complete payment has been received by Pershing. Broker shall not introduce accounts requiring settlement on a "delivery versus payment" or "receive versus payment" basis unless such account utilizes the facilities of a securities depository or qualified vendor as defined in NYSE Rule 387 for all depository eligible transactions.

9.1.3 Sales. Broker shall be responsible for sales (including those on a "when issued" basis), until Pershing has received, in acceptable form, the securities involved in the transaction. If Pershing does not receive delivery of securities in an acceptable form, Pershing may buy-in all or part of the securities.

9.1.4 Funds and Securities Received by Broker. Broker shall promptly deposit with Pershing funds or securities received by Broker from its customers, together with such information as may be relevant or necessary to enable Pershing to record such remittances and receipts in the respective customer accounts.

9.1.5 Failure to Settle or Pay. In the event of a failure to timely deposit required funds or securities, Pershing may take appropriate remedial action. Without waiving or otherwise limiting its right to take other remedial action, Pershing may at its option charge interest at rates as agreed in Schedule A ("Fully Disclosed Pricing Schedule") to this Agreement. Broker may pass such charges on to its customers but Broker remains responsible therefor until actually paid.

9.1.6 Check Writing Authority. Pershing may, but is not required to, authorize certain of Broker's employees to sign checks to Broker's customers for amounts due to, and requested by them, with respect to their accounts. Broker shall designate, in writing, the names of any employees it wishes to receive the authorization described in this Paragraph. All checks must be signed by two employees who have received written authorization from Pershing. No check or checks totaling more than $100,000 shall be provided to any customer by Broker on the same business day. All expenses incurred in connection with the issuance of checks under the authority described in this Paragraph shall be charged to Broker. Broker remains responsible for the disbursement and delivery of such checks to its customers. Any lien on the customer's property granted by the customer to Broker or Pershing shall extend to any funds which may be segregated in a separate account in connection with the exercise of the authority described in this Paragraph. Broker has established, and shall maintain and enforce, supervisory procedures with respect to the issuance of such instruments that are satisfactory to Pershing.

9.2 Restricted and Control Stock Requirements. Broker shall be responsible for determining whether any securities held in Broker's or its customer accounts are restricted or control securities as defined by applicable laws, rules, or regulations. Broker is responsible for assuring that orders and other transactions executed for such securities comply with such laws, rules, and regulations.

9.3 Corporate Action Requests/Soliciting Dealer Agreements. Broker requests and authorizes Pershing to execute as Broker's agent-in-fact any and all Soliciting Dealer Agreements (except as provided in Paragraph 13.8) for corporate actions involving securities or other interests held by Broker's customers on the books of Pershing. Pershing agrees to provide a written advice of the pending corporate action to Broker at its designated locations. Pershing further agrees to collect and submit corporate action requests from Broker and submit them to the soliciting party in accordance with the instructions received from the soliciting party. Pershing agrees to use commercially reasonable efforts to communicate corporate action information to Broker and, where applicable, Broker's customers, but shall not be liable for a) any delays in the communication of corporate action information or b) delays in the transmission of collected corporate action requests to the soliciting party unless caused by Pershing's gross negligence. All fees received from the soliciting party will be credited to Broker. In consideration of providing this service to Broker, Broker agrees to indemnify and hold harmless Pershing, its affiliates, officers, agents

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and employees from all claims, suits, investigations, damages and defense costs (including reasonable attorney's fees) that arise in connection with this Paragraph.

10.0 SAFEGUARDING OF FUNDS AND SECURITIES

Except as otherwise provided in this Agreement, Pershing shall be responsible for the safekeeping of all money and securities received by it pursuant to this Agreement. However, Pershing will not be responsible for any funds or securities delivered by a customer to Broker until such funds or securities are actually received by Pershing or deposited in bank accounts maintained by Pershing.

11.0 CONFIRMATIONS AND STATEMENTS

11.1 Preparation and Transmission of Confirmations and Statements. Pershing shall prepare confirmations and summary periodic statements and shall, to the extent required by the Rules, transmit them to customers and Broker in a timely fashion except to the extent the parties agree in writing that Broker may transmit confirmations to customers. Confirmations and statements shall be prepared on forms disclosing that the account is carried on a fully-disclosed basis for the Broker in accordance with applicable rules, regulations, and interpretations. Broker will have the ultimate responsibility for compliance with the prospectus delivery requirements of the Securities Act of 1933, as amended, regardless of its retention of a prospectus fulfillment service to perform delivery of same.

11.2 Examination and Notification of Errors. Broker shall examine all confirmations, statements, and other reports in whatever medium provided to Broker by Pershing. Broker must notify Pershing of any error claimed by Broker in any account; as to purchase and sales transactions prior to settlement date and as to all other transactions within the time in which Pershing is able to, without violating applicable law, reverse the transaction. If Broker fails to do so, Broker shall be deemed to have waived its right to make any claim against Pershing with respect to such error.

12.0 ACCEPTANCE AND EXECUTION OF TRANSACTIONS

12.1 Responsibility to Accept or Reject Trades. Pershing shall execute transactions in customers' accounts and release or deposit money or securities to or for accounts only upon Broker's instructions. Pershing reserves the right to accept written or oral transaction orders from Broker's customers in circumstances where it determines that either (i) the customers are unable to execute those transactions through Broker or (ii) Pershing is required to do so by applicable or relevant law. Notwithstanding any instructions to the contrary, Pershing may, after notifying Broker orally or in writing: (i) refuse to confirm a transaction or cancel a confirmation; (ii) reject a delivery or receipt of securities or money; (iii) refuse to clear a trade executed by Broker; or (iv) refuse to execute a trade for the account of a customer or Broker.

12.2 Responsibility for Errors in Execution. Broker shall be responsible for transmission to Pershing of all orders and for any errors in the Broker's recording or transmission of such orders.

12.3 Best Execution. In accordance with the Rules, Pershing will provide best execution on all transactions routed to the desk of Pershing or of a Pershing affiliate.

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13.0 OTHER OBLIGATIONS AND RESPONSIBILITIES OF BROKER

13.1 Other Clearing Agreements. During the term of this Agreement, Broker shall not enter into any other similar agreement or obtain the services contemplated by this Agreement from any other party or supply the services contemplated by the Agreement without prior written consent of Pershing.

13.2 Disciplinary Action, Suspension, or Restriction. If Broker or any of its affiliates, or any officer, director, or general securities principal or financial and operational principal of Broker, becomes subject to disciplinary action, suspension, or restriction by a federal or state agency, stock exchange, or regulatory or self-regulatory organization having jurisdiction over Broker or Broker's securities or commodities business, Broker shall give notice to Pershing immediately, orally and in writing, and provide Pershing a copy of any decision relating to such action, suspension, or restriction. Pershing may take any action it reasonably deems to be necessary (i) to assure that it will continue to comply with all applicable legal, regulatory, and self-regulatory requirements, notwithstanding such action, suspension, or restriction; and (ii) to comply with any requests, directives, or demands made upon Pershing by any such federal or state agency, stock exchange, or regulatory or self-regulatory organization.

13.3 Provision of Financial Information. Broker shall furnish Pershing copies of FOCUS Reports, financial statements for the current fiscal year, the executed Forms X-17a-5 (Parts I and IIA) filed with the SEC, any amendments to Broker's Form BD, and any other regulatory or financial reports Pershing may from time to time require. Broker shall provide such reports to Pershing at the time Broker files such reports with its primary examining authority.

13.4 Executing Brokers. If Broker wishes to act as an "Executing Broker" as such term is understood in that certain letter dated January 25, 1994, from the Division of Market Regulation of the SEC, as the same may be amended, modified or supplemented from time to time (the "No-Action Letter"), then all terms herein shall have the same meaning as ascribed thereto either in the Agreement or in the No-Action Letter as the sense thereof shall require. Broker may, from time to time, execute trades (either directly or through Pershing) for Prime Brokerage Accounts in compliance with the requirements of the No-Action Letter. (The No-Action Letter requires, inter alia, that a contract be executed between Pershing and Prime Broker, and between Broker and Prime Brokerage Customer prior to the transaction of any business hereunder.) Broker shall promptly notify Pershing, but in no event later than 5:00 p.m. New York time, of trade date in a mutually acceptable fashion, of such trades in sufficient detail for Pershing to be able to report and transfer any trade executed by Broker on behalf of a Prime Brokerage Account to the relevant Prime Broker. Broker understands and agrees that if Prime Broker shall disaffirm or "dk" any trade executed by Broker on behalf of a Prime Brokerage Account, Broker shall open an account for such Prime Brokerage Account in its range of accounts and shall transfer or deliver the trade to such account at the risk and expense of Broker to the same extent as for any account introduced by Broker pursuant to this Agreement. Broker understands and agrees that all Prime Brokerage Accounts shall be conducted in accordance with the requirements of the No-Action Letter and any relevant agreement between Broker and a Prime Brokerage Customer or between Pershing and relevant Prime Broker. Broker further agrees to supply Pershing with such documents, papers and things, which from time to time are reasonably required by Pershing to carry out the intention of this Paragraph. Broker agrees that it shall know its customer, obtain appropriate documentation, including new account form, conduct its own credit check and determine the availability of shares as required for processing of any short sales. Broker shall maintain facilities to clear any disaffirmed trades.

13.5 Protection of Intellectual Property. Broker shall use all reasonable efforts to preserve and protect Pershing's and its affiliates' patent, trade secret, copyright and other proprietary rights in Pershing's or its affiliates' products, services, trademarks and tradenames, at least to the same extent used by Broker to preserve and protect its own proprietary data or information and to notify Pershing of any action by any

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third party known by Broker to constitute an infringement of Pershing's or any of its affiliates' proprietary rights and to cooperate with Pershing in protecting such rights. Without limiting the foregoing, and subject to the permission required by Paragraph 22 hereof, Broker shall note Pershing's or its affiliates' patent, trade secret, copyrights, trademarks and trade names when Broker makes reference to or distributes products or services provided by Pershing or its affiliates, as applicable.

13.6 Currency Fluctuation. If Broker directs Pershing to enter into any transaction to be effected on any securities exchange or in any market on which transactions are settled in a foreign currency, (i) any profit or loss arising as a result of a fluctuation in the rate of exchange between such currency and the United States Dollar shall be entirely for Broker's account and risk, (ii) all initial and maintenance margin deposits required or requested by Pershing shall be in the currency required by the applicable marketplace or clearing agency in such amounts as Pershing in its sole discretion may require, and (iii) Pershing is authorized to convert funds in the Account into and from such foreign currency at rates of exchange prevailing at the banking or other institutions (including affiliated financial institutions including The Bank of New York with which Pershing normally does business.

13.7 Execution Away from Pershing. Subject to the written approval of Pershing, Broker may place for execution with firms other than Pershing orders for its customers' accounts to the extent Broker determines that such action is necessary to meet Broker's duty to obtain best execution for customer orders. Pershing will have no responsibility for the transmission or execution of any such orders, and Broker agrees to assume full responsibility for resolving any disputes and for bearing any losses resulting from transactions with firms with which Broker executes, giving up Pershing for clearance. Broker also agrees that, with respect to any such orders, it will report executions promptly to Pershing for clearance in accordance with Pershing's procedures.

13.8 Mutual Fund Shares. Broker shall be responsible for obtaining and executing dealer agreements with any principal underwriter for mutual funds from which Broker seeks to purchase mutual fund shares for its Customers' accounts. Broker shall provide copies of such agreements to Pershing upon Pershing's request.

14.0 OTHER OBLIGATIONS AND RESPONSIBILITIES OF PERSHING

14.1 Use of Third-Party Services. Subject to Paragraph 17 hereof, Pershing may, at its reasonable option, and consistent with common industry practice, retain one or more independent data processing or other service bureaus to perform functions (including, but not limited to, pricing services or proxy mailing services) assigned to Pershing under this Agreement.

14.2 Tax Withholding. Broker hereby agrees to take necessary measures to comply with the income tax withholding requirements of Section 3406 and Sections 1441 through 1446 (the nonresident alien withholding requirements) of the Internal Revenue Code of 1986, as amended ("IRC") with respect to its customer accounts. Broker agrees to furnish to Pershing any tax information, e.g., taxpayer identification numbers and certifications provided by the customer on IRS Forms W-8, W-8BEN, W-8IMY, W-8EXP, W-8ECI, W-9, or any acceptable substitute in its possession relating to each customer account transferred to Pershing and to each future customer account opened. Broker acknowledges that Pershing will rely on such information for purposes of determining Pershing's obligation to withhold federal income tax pursuant to Sections 1441 through 1446 and 3406 of the Internal Revenue code. Broker hereby authorizes Pershing to employ any procedures permitted under applicable law or regulation to achieve compliance with its withholding obligations under federal income tax law.

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14.3 Retirement Account Distributions. For retirement accounts for which Pershing makes designated distributions pursuant to Section 3405 of the IRC or any successor provision thereto, Broker shall (1) obtain customer authorization to execute Form W-4P (or an acceptable substitute) on behalf of such customer, and (2) electronically provide such Form W-4P or a copy thereof to Pershing.

15.0 ORDER AUDIT TRAIL SYSTEM (OATS)

Pursuant to NASD Rules 6950 through 6957 (Order Audit Trail System ("OATS") Rules) and the OATS Reporting Technical Specifications, it is hereby agreed between Broker and Pershing that Pershing shall synchronize Pershing system clocks in accordance with the National Institute of Standards and Technology clock and periodically monitor such clocks for performance within any deviation time frame tolerance level permitted by the OATS Rules.

Unless otherwise directed in writing by Broker, Pershing will record and transmit to the NASD, on Broker's behalf, all order information that is required to be recorded pursuant to the OATS Rules and the OATS Technical Specifications (including any modifications thereto) (the "Order Information") for orders entered on or linked to Pershing's proprietary electronic order entry systems (including Trade Order Processing System, BrokerView Order Entry, BrokerView Direct Order, NetExchange Pro™, NetExchange Client™, Telexchange Pro™, and Telexchange Client™ and any other electronic order entry system as Pershing may develop and implement from time to time) (collectively "the Front-End Products") and routed to a market using Pershing's routing routine. Pershing will also record and transmit to the NASD information that is received via the Front-End Products by Pershing in connection with modification or cancellation of any Order Information previously entered into the system.

Unless specifically agreed to in writing, Pershing will not capture information or transmit Order Information for orders that are not entered on the Front-End Products or called in for execution or where Pershing does not determine the order routing routine.

For trades not entered on Front-End Products, Broker is responsible for providing information necessary for Pershing to report on Broker's behalf. Broker agrees that Pershing may pass any out-of-pocket costs associated with development and/or maintenance of this system on to Broker.

Broker acknowledges and agrees that Pershing shall not be responsible for any Order Information that is not received by Pershing.

Pershing shall be responsible for repairing any rejections of OATS data it receives or is made aware of for data Pershing previously reported to the OATS reporting authorities. Broker agrees to notify Pershing of any rejection of OATS data that it receives or is made aware of for data previously reported to the OATS reporting authorities by Pershing.

Notwithstanding the foregoing, nothing contained herein shall relieve Broker of its reporting obligations under paragraph (c)(3) of OATS Rule 6955.

16.0 TRANSMISSION OF ORDERS TO PERSHING AS PRIME BROKER

16.1 General Broker Functions. Broker may, from time to time, collect and transmit to Pershing orders and other instructions to Pershing from Broker's prime brokerage customers ("Prime Brokerage Orders") and provide Pershing with such reports, data and services as Pershing requires in order to act as prime broker with respect to such Prime Brokerage Orders, consistent with the SEC No-Action Letter dated January 25, 1994 ("No-Action Letter") and applicable rules and regulations.

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16.2 Trading Activity Functions. Broker shall perform the following functions as introducing firm for its prime brokerage customers:

a. Report all trading activity for the accounts of Broker's prime brokerage customers (whether executing with Pershing or away) to Pershing via iPartner, NetExchange Advisor (or other agreed upon method) on trade date by a time to be determined by Pershing and Broker from time to time.
b. Assure that access to iPartner is limited to authorized persons only.
c. Accept, via electronic mail (or telephone) on T+1, information regarding all trade breaks and respond to the Investment Management Services ("PIMS") group of Pershing regarding resolution of such trade breaks by 12:00 noon (NYC time) on T+1.
d. Obtain pre-approval from Pershing for any short sales directed by Broker's prime brokerage customers.
e. Provide all information to Pershing related to the eligibility of any of Broker's customers to receive or to continue to receive prime brokerage services.

16.3 Other Prime Brokerage Functions. Broker shall perform the following additional functions as introducing firm for its prime brokerage customers:

a. Obtain and deliver to Pershing an executed Prime Brokerage Client Agreement in substantially the form provided by Pershing to Broker, for each prime brokerage customer of Broker.
b. Obtain and deliver to Pershing an executed Prime Brokerage Investment Advisor Agreement in substantially the form provided by Pershing to Broker, for any investment advisor with discretion over an account of a prime brokerage customer of Broker (the "Investment Advisor").
c. Deliver to Pershing for acceptance or rejection the name of, and any information requested by Pershing regarding, each Executing Broker that Broker proposes to utilize to execute prime brokerage trades. Broker acknowledges that Pershing does not select any Executing Broker, and makes no representation regarding the financial condition or ability of any Executing Broker.
d. Obtain and deliver to PIMS an executed Schedule A for each prime brokerage agreement between Pershing (as Prime Broker) and each Executing Broker accepted by Pershing, showing each prime brokerage customer of Broker for whose Account Prime Brokerage Orders will be placed and, thereafter, deliver to PIMS executed Forms 1 to Schedule A to reflect additions and deletions of prime brokerage customers as appropriate.
e. Perform any other functions reasonably requested by Pershing to facilitate Pershing's performance of the prime brokerage services hereunder and as contemplated by the No-Action Letter.

16.4 Broker Acknowledgements Regarding Prime Brokerage. Broker acknowledges that Pershing may disaffirm or DK transactions of any prime brokerage customers of Broker. Broker will be responsible for resolving all unmatched items, and advising PIMS of their status in a timely manner. Broker acknowledges that PIMS shall monitor the net equity of accounts of Broker's prime brokerage customers carried by Pershing, and shall notify Broker who in turn shall notify the relevant prime brokerage customers on Broker's letterhead whenever such customers' net equity falls below the minimum required by Pershing. If an account falls below the minimum net equity set by Pershing, the account will not be permitted to place any further Prime Brokerage Orders until the net equity is increased to the level required by Pershing. Broker agrees to provide access to its personnel and records, and submits to the supervision of Pershing for the purpose of complying with Pershing's obligations as Prime

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Broker under the No-Action Letter and applicable laws, rules and regulations in relation to the provision of the prime brokerage services.

16.5 Compensation. In consideration of Pershing acting as Prime Broker, Broker agrees to pay the amounts set forth in Schedule A hereto.

16.6 Limitation of Liability. In addition to the provisions of Section 18 in this Agreement and not in limitation thereof, Broker acknowledges and agrees that:

a. Pershing accepts no responsibility for the Prime Brokerage Orders received from the Broker via iPartner (or other agreed upon method) except in the event of gross negligence or willful misconduct by Pershing or its employees.
b. Pershing accepts no responsibility and disclaims all liability for any communication linkage failure associated with the transmittal of Prime Brokerage Orders except in the event of gross negligence or willful misconduct by Pershing or its employees.
c. Pershing is not responsible for fraudulent or unauthorized access to iPartner that may cause any loss, damage or liability to Broker, Pershing, Broker's prime brokerage customers, or a third party.
d. Any notice by Pershing hereunder or as required to perform prime brokerage services to prime brokerage customers of Broker shall be made to Broker, whether on Broker's behalf or on behalf of such customers. Any notice made to Broker shall be deemed to be made to, or done for, Broker's prime brokerage customers, as applicable. Broker shall be responsible for all communication with Broker's prime brokerage customers regarding all services to be performed hereunder. Pershing is not responsible for communication failure between Broker and Broker's prime brokerage customers.
e. In connection with this Paragraph 16.6, Pershing disclaims liability not only for direct damages to the Broker, Pershing, Broker's prime brokerage customers or a third party, but in addition disclaims any and all liability for special, indirect or consequential or incidental damages whether in tort or in contract even if Pershing has been advised of the possibility of such damage except in the event of gross negligence or willful misconduct by Pershing or its employees.

16.7 No Joint Venture. Nothing contained in the Agreement (i) shall constitute Pershing and Broker as members of any partnership, joint venture, association, syndicate, unincorporated business or other separate entity, (ii) shall be construed to impose any liability as such on any of them or (iii) shall be deemed to confer on any of them any express, implied or apparent authority to incur any obligation or liability on behalf of the others.

16.8 Representations and Warranties. In addition to, and no way in limitation of, Broker's representations and warranties as contained elsewhere in this Agreement, Broker represents and warrants that:

a. Broker has been duly appointed and authorized by Broker's prime brokerage customers to transmit Prime Brokerage Orders to Pershing.
b. All Broker's customers whose accounts will participate in prime brokerage activities have been advised, via client agreements or otherwise, that their accounts will engage in prime brokerage activities, Pershing will act as Prime Broker for their accounts, and said customers or the Investment Advisor thereof may place orders for the execution of trades for their accounts at Executing Brokers, all in conformity with applicable provisions of the No-Action Letter.

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17.0 DAMAGES

As between the parties, neither party shall be liable for special, indirect, incidental, consequential or punitive damages, whether such damages are incurred or experienced as a result of entering into or relying on this Agreement or otherwise, even if the parties have been advised of the possibility of such damages. Broker and Pershing each agree not to assist any claim for punitive damages against the other.

17.1 Allocation of Risks. Broker acknowledges and agrees that the fees charged by Pershing reflect the allocation of risks including, but not limited to, any limitation of liability set forth in this Agreement. A modification of the allocation of risks set forth in this Agreement would affect the fees charged by Pershing, and in consideration of such fees, Broker agrees to such allocation of risks.

18.0 LIABILITY

18.1 Liability of Pershing

18.1.1 **Disclaimer of Warranties. Broker expressly agrees that Broker's use of Pershing's Services, including the Systems as defined by Paragraph 30.1 and software products as defined herein, is at Broker's sole risk. Neither Pershing nor any of its directors, officers, employees, agents, contractors, affiliates, information providers, licensors, or other suppliers providing data, information, services or software, including but not limited to the NYSE, warrants that the services will be uninterrupted or error free; nor do any of them make any warranty as to the results that may be obtained from the use of the services or as to the timeliness, sequence, accuracy, completeness, reliability or content of any data, information, services, or transactions provided and Pershing shall not be responsible for any losses liabilities or damages caused by the acts or omissions of those third party agents, contractors, information providers or other suppliers beyond any amount which Pershing is able to recover pursuant to its agreement with such entity. Except as specifically set forth in this Paragraph 18.1, Pershing's services are provided on an "as is," "as available" basis, without warranties of any kind, either express or implied, including, without limitation, those of merchantability, fitness for a particular purpose, and non-infringement, other than those warranties which are implied by and incapable of exclusion, restriction or modification under the laws applicable to this Agreement.**

18.1.2 Pershing Indemnification. In addition to any other obligations it may possess under other provisions of this Agreement, Pershing shall indemnify, defend, and hold harmless Broker from and against all claims, demands, proceedings, suits, actions, liabilities, expenses, and reasonable attorney's fees, and costs in connection therewith arising out of any negligent, reckless, dishonest, fraudulent, or criminal act or omission on the part of any of Pershing's officers or employees with respect to the services provided by Pershing under this Agreement.

18.1.3 Pershing Right to Compete. Nothing in this Agreement shall be deemed to restrict in any way the right of Pershing or any affiliate of Pershing to compete with Broker in any or all aspects of Broker's business.

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18.2 Liability of Broker

18.2.1 Broker Indemnification. In addition to any other obligations it may possess under other provisions of this Agreement, Broker shall indemnify, and hold harmless Pershing, and any controlling person of Pershing, from and against all allegations, claims, demands, proceedings, suits, and actions ("Claims") and all liabilities, expenses, attorney's fees (including fees and costs incurred in enforcing Pershing's right to indemnification), and costs in connection therewith arising out of one or more of Broker's or any of its agent's or employee's negligent, dishonest, fraudulent, or criminal act, or omission or any of the following:

18.2.1.1 Failure to Make Payment or Deliver Securities. A check received by Pershing from a customer shall not constitute payment until it has been paid and the proceeds are actually received and finally credited to Pershing (without any subsequent charge back) by its bank.

18.2.1.2 Margin Calls. Failure of a customer to meet any initial margin call or any maintenance call, except that Pershing shall be responsible for the portion of any such loss or damage that Broker establishes was directly attributable to Pershing's failure to give notification to Broker as required in Paragraph 7.3.2 of this Agreement.

18.2.1.3 Broker's Failure to Perform. Failure of Broker to perform any duty, obligation, or responsibility with respect to customer accounts as set forth in this Agreement. Broker's indemnification obligation under this Paragraph shall not be affected by the participation of Pershing or any person controlling it or controlled by it within the meaning of the Securities Exchange Act of 1934, as amended, in any transaction giving rise to such an obligation, unless such participation constitutes recklessness, fraud, or criminal conduct.

18.2.1.4 Improper Conduct by Agents. Any negligent, dishonest, fraudulent, or criminal act or omission on the part of any of Broker's officers, directors, employees, or agents.

18.2.1.5 Failure of a Customer to Perform Obligations. Any failure by any of Broker's customers to perform any commitment or obligation with respect to a transaction carried by Pershing under this Agreement, whether or not such failure was under the control of Broker.

18.2.1.6 Customer Claims and Disputes. Any claim or dispute between Broker and a customer with respect to services provided under this Agreement, including, but not limited to, any claim or dispute concerning the validity of a customer order in the form the order was transmitted to Pershing by Broker and any claim arising in connection with Pershing's guarantee of any signature of any customer of Broker or at the request of Broker.

18.2.1.7 Warranties. Any adverse claim with respect to any security delivered or cleared by Pershing, including a claim of a defect in title with respect to securities that are alleged to have been forged, counterfeited, raised or otherwise altered, or if they are alleged to have been lost or stolen. The parties agree that Pershing shall be deemed to be an intermediary between Broker and customer and shall be deemed to make no warranties other than as provided in Section 8-306(3) of the Uniform Commercial Code.

18.2.1.8 Default of Third-Party Broker. Any default by a third-party broker with whom the Broker deals on a principal or agency basis in a transaction either not executed by Pershing or not cleared by Pershing even if permitted by Pershing as provided herein.

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18.2.1.9 Check Signing. Any negligence, fraud, malfeasance, or error of any employee of Broker with respect to the use of the check-signing authority granted under Paragraph 9.1.6 of this Agreement.

18.2.1.10 Prior Self-Clearing Arrangements. Any guarantee, indemnification, or hold harmless agreement in connection with Broker's business or customers that Pershing may provide to the National Securities Clearing Corporation, the Depository Trust Company, or any other clearing, depository, or self-regulatory organization with respect to transactions self-cleared by Broker prior to transfer of such functions to Pershing.

18.2.1.11 Breach of Warranty by Broker. Any breach by Broker of any representation or warranty made by it under this Agreement.

18.2.1.12 Deposit of Checks to Customer Accounts. Any failure to exercise due diligence in reviewing checks received from customers to ensure that same are in proper form, or in the issuance of instructions to Pershing regarding the accounts into which checks are to be deposited.

18.2.1.13 Infringement of Intellectual Property Rights. Any act or omission of Broker, its agents, employees or customers which infringes on any patent, trade secret, copyright, trademark, or other intellectual property right of Pershing or any violation of the terms set forth in Paragraph 30 hereof.

18.2.1.14 Misuse of Passwords and Unauthorized Access. The misuse, loss or unauthorized access to the Systems and Software Products using the Identification Devices (as that term is defined in Paragraph 30.1 of this Agreement) provided to Broker or its customers.

18.2.2 Defense of Claims. Broker will institute defense against any Claims at the sole expense of Broker and using counsel reasonably acceptable to Pershing. Broker will keep Pershing informed of the status of the defense of such Claims, and Broker will not agree to any settlement without consent of Pershing, which consent will not be unreasonably withheld. Notwithstanding the foregoing, Pershing will have the right to assume the defense of such Claims at the sole expense of Broker.

19.0 FEES AND SETTLEMENTS FOR SECURITIES TRANSACTIONS

19.1 Commissions. Pershing shall charge each of Broker's customers the commission, markup, and any other charge or expense that Broker instructs it to charge for each transaction. If instructions are not received with respect to a transaction in the time period required by Pershing to implement those instructions, Pershing shall charge the customer the commission, markup, or other charge or expense prescribed in the basic commission schedule delivered to Pershing by Broker. This basic schedule may be amended from time to time by Broker by written instructions delivered to Pershing. Pershing shall only be required to implement such amendments to the basic schedule to the extent such amendments are within the usual capabilities of Pershing's data processing and operations systems and only within such reasonable time limitations as Pershing may deem necessary to avoid disruption of its normal operating capabilities.

19.2 Miscellaneous Charges. Broker agrees to pay Pershing the fees and charges described in Schedule A hereto. Notwithstanding the foregoing, Broker may instruct Pershing to pass through such fees to Broker's customers.

19.3 Fees for Clearing Services. As compensation for services provided pursuant to this Agreement, Pershing shall deduct from the commissions, mark-up, mark-down, or fees charged Broker's customers the amounts set forth in the fully-disclosed pricing schedule attached hereto as Schedule A.

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20.0 DEPOSIT ACCOUNT

20.1 Establishment of Deposit Account. To further assure Broker's performance of its obligations under this Agreement, including but not limited to its indemnification obligations under Paragraph 18, Broker shall, on or before the execution of this Agreement, establish an account at Pershing to be designated as the Broker's Deposit Account (the "Deposit Account"). The Deposit Account shall not represent an ownership interest by Broker in Pershing. The Deposit Account shall at all times contain cash, securities, or a combination of both, having a market value of at least the amount set forth in Schedule A. The securities placed in the Deposit Account shall consist only of direct obligations issued by or guaranteed as to principal and interest by the United States Government. In the event of a substantial change in the nature and extent of Broker's business operations, Pershing may require that an additional amount be deposited promptly in the Deposit Account. If such a deposit is not made in the amount specified, whether or not Broker agrees that the amount is justified under this Paragraph, Pershing may terminate this Agreement forthwith.

20.2 Pershing's Right to Offset. If (i) Pershing shall have any claim against Broker or a customer of Broker which has not been resolved within five business days after Pershing presents such claim to Broker; or (ii) if Pershing shall suffer any loss or incur any expense for which it is entitled to be indemnified pursuant to this Agreement, and Broker shall fail to make such indemnification within five business days after being requested to do so, Pershing may deduct the amount of such claim, loss, or expense from any account of Broker. Pershing may withdraw cash or securities (or both) having a market value equal to the amount of such claimed deficiency. If those funds are withdrawn from the Deposit Account, then Broker shall be obligated to make an immediate deposit in the Deposit Account of cash or securities sufficient to bring the Deposit Account back to a value of at least the amount required by Schedule A.

20.3 Termination of Deposit Account. Within thirty (30) days of termination of this Agreement, Pershing shall pay and deliver to Broker, the funds and securities in the Deposit Account, less any amounts to which it is entitled under the preceding Paragraph; provided, however, that Pershing may: (i) retain the Deposit Account for such period of time until transfer of all customer and proprietary accounts of Broker has been completed and (ii) retain in the Deposit Account such amount for such period as it deems appropriate for its protection from any claim or proceeding of any type, then pending or threatened, until the final determination of such claim or proceeding is made. If a threatened claim or proceeding is not resolved or if a legal action or proceeding is not instituted within a reasonable time after the termination of this Agreement, any amount retained with respect to such claim, proceeding, or action shall be paid or delivered to Broker.

21.0 PROPRIETARY ACCOUNTS OF INTRODUCING BROKERS AND DEALERS (PAIB)

Pershing shall establish a separate reserve account for proprietary assets held by Broker so that Broker can treat these assets as allowable assets under SEC Rule 15c3-1. Pershing agrees to perform the required computation on behalf of Broker in accordance with the following provisions, procedures, and interpretations set forth in the SEC's No-Action Letter regarding Proprietary Accounts of Introducing Brokers and Dealers (PAIB) dated November 3, 1998:

21.1 Pershing will perform a separate computation for PAIB assets (PAIB reserve computation) of Broker in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (customer reserve formula) with the following modifications:

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a. Any credit (including a credit applied to reduce a debit) that is included in the customer reserve formula will not be included as a credit in the PAIB reserve computation;

b. Note E(3) to Rule 15c3-3a, which reduces debit balances by one percent under the basic method and subparagraph (a)(1)(ii)(A) of Rule 15c3-1, which reduces debit balances by three percent under the alternative method, will not apply; and

c. Neither Note E(I) to Rule 15c3-3a nor NYSE Interpretation /04 to Item 10 of Rule 15c3-3a regarding securities concentration charges is applicable to the PAIB reserve computation.

21.2 PAIB reserve computation will include all the proprietary accounts of Broker. All PAIB assets will be kept separate and distinct from customer assets under the customer reserve computation set forth in SEC Rule 15c3-3.

21.3 PAIB reserve computation will be prepared within the same time frames as those prescribed by Rule 15c3-3 for the customer reserve formula.

21.4 Pershing will establish and maintain a separate "Special Reserve Account for the Exclusive Benefit of PAIB Customers" with a bank in conformity with the standards of Rule 15c3-3(f) (PAIB Reserve Account). Cash and/or qualified securities as defined in the Rule will be maintained in the PAIB Reserve Account in an amount equal to the PAIB reserve requirement.

21.5 If the PAIB reserve computation results in a deposit requirement, the requirement can be satisfied to the extent of any excess debit in the customer reserve formula of the same date. However, a deposit requirement resulting from the customer reserve formula cannot be satisfied with excess debits from the PAIB reserve computation.

21.6 Within two business days of entering into this Agreement, Broker shall notify its designated examining authority ("DEA") in writing that it has entered into a PAIB agreement with its clearing broker-dealer.

21.7 Upon discovery that any deposit made to the PAIB Reserve Account did not satisfy its deposit requirement, Pershing will immediately notify its DEA and the SEC. Unless a corrective plan is found to be acceptable by the SEC and the DEA, Pershing will provide written notification within five business days of the date of discovery to Broker that PAIB assets held by Pershing will not be deemed allowable assets for net capital purposes.

21.8 To the extent applicable, commissions receivable and other receivables of Broker from Pershing (excluding clearing deposits) that are otherwise allowable assets under the net capital rule are not to be included in the PAIB reserve computation, provided the amounts have been clearly identified as receivables on the books and records of the Broker and as payables on the books of Pershing.

22.0 COMMUNICATION

22.1 Notice to Customers. Pershing shall, upon the opening of an account pursuant to Paragraph 5 of this Agreement, mail to each customer a copy of the notice to customers required by NYSE Rule 382(c).

22.2 Customer Complaint Reporting and Customer Notification. Broker authorizes and instructs Pershing to forward promptly any written customer complaint received by Pershing regarding Broker and/or its associated persons relating to functions and responsibilities allocated to Broker under this

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Agreement to a) Broker and b) Broker's DEA designated under Section 17 of the Securities and Exchange Act of 1934, as amended, or, if none, to Broker's appropriate regulatory agency or authority. Further, Broker authorizes Pershing to notify the customer, in writing, that Pershing has received the complaint, and the complaint has been forwarded to Broker's DEA (or, if none, to the appropriate regulatory agency).

22.3 Restriction on Advertising. Neither Pershing nor Broker shall utilize the name of the other in any way without the other's prior written consent except to disclose the relationship between the parties. Neither party shall employ the other's name in such a manner as to create the impression that the relationship between them is anything other than that of clearing broker and introducing broker. Broker shall not hold itself out as an agent of Pershing or as a subsidiary or company controlled directly or indirectly by or affiliated with Pershing except as provided in this Paragraph.

22.4 Linking Between Sites. Without express written authorization, neither party may provide or allow an electronic hyperlink directly from its service or site on the Internet or another site over which that party has control to the service or site on the Internet of the other party.

23.0 TERMINATION OF AGREEMENT

This Agreement shall continue until terminated as hereinafter provided:

23.1 Termination upon 90-Day Notice. This Agreement may be terminated by either party without cause upon ninety days prior notice. If either party terminates the Agreement pursuant to this Paragraph, Pershing shall have the right to impose reasonable limitations upon Broker's activities during the period between the giving of Notice and the transfer of Broker's accounts.

23.2 Termination by Pershing upon 30-Day Notice. Pershing may terminate this Agreement upon thirty days prior written notice to Broker in the event that: (i) Broker fails to strictly comply with any provision of this Agreement; (ii) any representation, warranty or covenant of Broker in this Agreement is false or misleading; (iii) any director, executive officer, general securities principal or financial and operations principal of Broker is enjoined, prohibited, disciplined or suspended as a result of administrative or judicial proceedings, or proceedings of a self-regulatory organization of which Broker is a member, from engaging in securities business activities constituting all or portions of Broker's securities business.

23.3 Immediate Termination. This Agreement may be terminated by Pershing or Broker immediately in the event that (a) the other party is enjoined, disabled, suspended, prohibited, or otherwise becomes unable to engage in the securities business or any part of it by operation of law or as a result of any administrative or judicial proceeding or action by the SEC, any state securities law administrator, or any regulatory or self-regulatory organization having jurisdiction over such party or (b) the other party (i) becomes or is declared insolvent; (ii) voluntarily files or is the subject of, a petition commencing a case under any chapter of Title 11 of the United States Code; (iii) makes a general assignment for the benefit of its creditors; (iv) admits in writing its inability to pay its debts as they mature; (v) sells or enters into negotiations to sell all or substantially all of its assets; (vi) files an application or consents to the appointment of, or there is appointed, any receiver, or a permanent or interim trustee of that party or any of its subsidiaries, as the case may be, or all or any portion of its property, including, without limitation, the appointment or authorization of a trustee, receiver or agent under applicable law or under a contract to take charge of its property for the purpose of enforcing a lien against such property or for the purpose of general administration of such property for the benefit of its creditors; (vii) files a petition seeking a reorganization of its financial affairs or to take advantage of any bankruptcy, reorganization, insolvency,

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readjustment of debt, dissolution or liquidation law or statute or files an answer admitting the material allegations of a petition filed against it in any proceeding under any such law or statute; or (viii) takes any corporate action for the purpose of effecting any of the foregoing.

23.4 Conversion of Accounts. In the event that this Agreement is terminated for any reason, Broker shall arrange for the conversion of Broker's and its customer accounts to another clearing broker or to Broker if it becomes self-clearing. Broker shall give Pershing Notice (the "Conversion Notice") of: (i) the name of the broker that will assume responsibility for clearing services for Customers and Broker; (ii) the date on which such broker will commence providing such services; (iii) Broker's undertaking, in form and substance satisfactory to Pershing, that Broker's agreement with such clearing broker provides that such clearing broker will accept on conversion all Broker and customer accounts then maintained by Pershing; and (iv) the name of an individual or individuals within new clearing broker's organization whom Pershing may contact to coordinate the conversion. The Conversion Notice shall accompany Broker's notice of termination given pursuant to this Paragraph. If Broker fails to give Conversion Notice to Pershing, Pershing may notify Broker's customers as Pershing deems appropriate of the termination of this Agreement and may make such arrangements as Pershing deems appropriate for transfer or delivery of customer and Broker accounts. The expense of notifying those customers and making such arrangements shall be charged to Broker.

23.5 Survival. Termination of this Agreement in any manner shall not release Broker or Pershing from any liability or responsibility with respect to any representation or warranty or transaction effected on the books of Pershing.

23.6 Termination Fee. If Broker terminates this Agreement pursuant to Paragraph 23.1 above, or Pershing terminates this Agreement pursuant to Paragraph 23.2 or 23.3 within the period specified in Schedule A, Broker shall pay to Pershing a termination fee and will reimburse Pershing for Deconversion Expenses as stated in Schedule A.

23.7 Termination Under S.I.P.A. In the event that Broker is the subject of the issuance of a protective decree pursuant to the Securities Investor Protection Act of 1970 (15 U.S.C. § 78aaa-111), Pershing's claim for payment of a termination fee under this Agreement shall be subordinate to claims of Broker's customers that have been approved by the Trustee appointed by the Securities Investor Protection Corporation pursuant to the issuance of such protective decree.

23.8 Failure to Convert. Broker shall be solely and exclusively responsible for any cost expense (including, but not limited to, fees and expenses of legal counsel) or damages sustained or incurred by Pershing arising out of Broker's failure to promptly convert all of Broker's and its customer accounts for clearing by Pershing unless otherwise agreed in writing.

24.0 CONFIDENTIALITY

24.1 "Confidential Information" of a party shall mean all data and information submitted to the other party or obtained by the other party in connection with the services, including information relating to a party's customers (which includes, without limitation, Non-Public Personal Information as that term is defined in Securities and Exchange Commission Regulation S-P), technology, operations, facilities, consumer markets, products, capacities, systems, procedures, security practices, research, development, business affairs, ideas, concepts, innovations, inventions, designs, business methodologies, improvements, trade secrets, copyrightable subject matter and other proprietary information.

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24.2 All Confidential Information relating to a party shall be held in confidence by the other party to the same extent and in at least the same manner as such party protects its own confidential or proprietary information. Neither party shall disclose, publish, release, transfer or otherwise make available Confidential Information of the other party in any form to, or for the use or benefit of, any person or entity without the other party's consent. Each party shall, however, be permitted to disclose relevant aspects of the other party's Confidential Information to its officers, agents, subcontractors and employees to the extent such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement and such disclosure is not prohibited by Gramm-Leach-Bliley Act of 1999 ("GLBA"), which amends the Securities and Exchange Act of 1934, as it may be amended from time to time, the regulations promulgated by the Securities and Exchange Commission thereunder or other applicable law; provided, however, that such party shall take all reasonable measures to ensure that Confidential Information of the other party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers, agents, subcontractors and employees. The obligations in this Paragraph shall not restrict any disclosure by either party pursuant to any applicable law, or by order of any court or government agency (provided that the disclosing party shall give prompt notice to the non-disclosing party of such order) and shall not apply with respect to information which (i) is developed by the other party without violating the disclosing party's proprietary rights; (ii) is or becomes publicly known (other than through unauthorized disclosure); (iii) is disclosed by the owner of such information to a third party free of any obligation of confidentiality; (iv) is already known by such party without an obligation of confidentiality other than pursuant to this Agreement or any confidentiality agreements entered into between the parties before the effective date of this Agreement; or (v) is rightfully received by a party free of any obligation of confidentiality. If the GLBA, the regulations promulgated by the Securities and Exchange Commission thereunder or other applicable law now or hereafter in effect imposes a higher standard of confidentiality to the Confidential Information, such standard shall prevail over the provisions of this Paragraph.

24.3 Broker acknowledges that the services Pershing provides hereunder involve Broker access to proprietary technology, trading and other systems, and that techniques, algorithms and processes contained in such systems constitute trade secrets and shall be safeguarded by Broker, and that Broker shall exercise reasonable care to protect Pershing's interest in such trade secrets. Broker agrees to make the proprietary nature of such systems known to those of its consultants, staff, agents or clients who may reasonably be expected to come into contact with such systems. Broker agrees that any breach of this confidentiality provision may result in its being liable for damages as provided by law.

24.4 Paragraphs 24.1 through 24.3 shall survive the termination of this Agreement.

25.0 ACTION AGAINST CUSTOMERS BY PERSHING

Pershing may, in its sole discretion and at its own expense and, upon written notice to Broker, institute and prosecute in its name any action or proceeding against any of Broker's customers in relation to any controversy or claim arising out of Pershing's transactions with Broker or with Broker's customers. Nothing contained in this Agreement shall be deemed either (i) to require Pershing to institute or prosecute such an action or proceeding; or (ii) to impair or prejudice its right to do so, should it so elect, nor shall the institution or prosecution of any such action or proceeding relieve Broker of any liability or responsibility which Broker would otherwise have had under this Agreement. Broker assigns to Pershing its rights against its customer as necessary to effectuate the provisions of this Paragraph.

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26.0 NOTICES

Any Notice required or permitted to be given under this Agreement shall be sufficient only if it is in writing and sent by hand or by certified mail, return receipt requested, to the parties at the following address:

Broker: CAPITAL INVESTMENT SERVICES, INC.
2121 Ponce de Leon BLVD. Suite 340
CORAL GABLES, FLA. 33134

Attn:

Pershing:

Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399
Attn: Mr. James Crowley, Managing Director
cc: Legal Department

27.0 ARBITRATION

27.1 Arbitration Requirement. Any dispute between Broker and Pershing that cannot be settled shall be taken to arbitration as set forth in Paragraph 27.3 below.

27.2 ARBITRATION DISCLOSURE.

- ARBITRATION IS FINAL AND BINDING ON THE PARTIES.
- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.
- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

27.3 ARBITRATION AGREEMENT.

ANY CONTROVERSY BETWEEN US ARISING OUT OF YOUR BUSINESS OR THIS AGREEMENT SHALL BE SUBMITTED TO ARBITRATION CONDUCTED BEFORE THE NEW YORK STOCK EXCHANGE, INC., OR NASD DISPUTE

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RESOLUTION, INC. (OR THEIR SUCCESSOR FIRMS), AND IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE SELECTED ORGANIZATION AND SHALL BE CONDUCTED AS A BROKER TO BROKER OR MEMBER VS MEMBER DISPUTE. ARBITRATION MUST BE COMMENCED BY SERVICE UPON THE OTHER PARTY OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE, THEREIN ELECTING THE ARBITRATION TRIBUNAL.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION AND WHO IS A MEMBER OF A PUTATIVE CLASS AND WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (i) THE CLASS CERTIFICATION IS DENIED; (ii) THE CLASS IS DECERTIFIED; OR (iii) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

28.0 INJUNCTIVE RELIEF

In the event of a breach or threatened breach of any of the provisions of this Agreement by Broker or any employee or representative of Broker, Broker acknowledges that Pershing shall be entitled to seek preliminary and permanent injunctive relief to enforce the provisions hereof. In addition, Broker acknowledges that a breach of the terms regarding confidentiality of information and ownership of Pershing's intellectual property would cause irreparable and incalculable damage to Pershing. Nothing herein shall preclude the parties from pursuing any action or other remedy for any breach or threatened breach of this Agreement, all of which shall be cumulative.

29.0 GENERAL PROVISIONS

29.1 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective successors and assigns of Broker and Pershing. No assignment of this Agreement or any rights, including those to indemnification hereunder by Broker shall be effective unless Pershing's written consent shall be first obtained.

29.2 Severability. If any provision of this Agreement shall be held to be invalid or unenforceable, the validity or enforceability of the remaining provisions and conditions shall not be affected thereby.

29.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute a single agreement.

29.4 Entire Agreement Amendments and Duties Not Specifically Enumerated Herein. This Agreement represents the entire agreement between the parties with respect to the subject matter contained herein and all prior discussions, agreements, and promises, written or oral, are merged herein. This Agreement may not be changed orally, but only by an agreement in writing signed by the parties. Pershing shall not be responsible or liable for failure to perform any duties not specifically enumerated herein.

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29.5 Captions. Captions herein are for convenience only and are not of substantive effect.

29.6 Choice of Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflicts of laws or principles thereof. This Agreement shall not be governed by the United Nations Convention on the International Sale of Goods.

29.7 Citations. Any reference to the rules or regulations of the SEC, NASD, the NYSE, or any other regulatory or self-regulatory organization are current citations. Any changes in the citations (whether or not there are any changes in the text of such rules or regulations) shall be automatically incorporated herein.

29.8 Construction of Agreement. Neither this Agreement nor the performance of the services hereunder shall be considered to create a joint venture or partnership between Pershing and Broker or between Broker and other brokers for whom Pershing may perform the same or similar services.

29.9 Third-Parties. This Agreement is between the parties hereto and is not intended to confer any benefits on third-parties including, but not limited to, customers of Broker.

29.10 Non-Exclusivity of Remedies. The enumeration herein of specific remedies shall not be exclusive of any other remedies. Any delay or failure by a party to this Agreement to exercise any right, power, remedy, or privilege herein contained, or now or hereafter existing under any applicable statute or law, shall not be construed to be a waiver of such right, power, remedy, or privilege. No single, partial, or other exercise of any such right, power, remedy, or privilege shall preclude the further exercise thereof or the exercise of any other right, power, remedy, or privilege.

29.11 SIPA; Rule 15c3-3. All introduced customers are the customers of Broker except as provided under the Securities Investor Protection Act ("SIPA") and SEC financial responsibility rules where the customers shall be considered customers of Pershing. Nothing in this Paragraph will otherwise change or affect the provisions of this Agreement which provide that the customer account remains Broker's customer account for all other purposes, including but not limited to, supervision, suitability and indemnification.

29.12 United States Postal Service Documents. Broker hereby appoints Pershing as its attorney-in-fact for the purpose of executing such documents as are necessary to allow Broker and its customers to participate in the FASTforward program of the United States Postal Service. This may include, but not be limited to Pershing's execution, on an annual basis, on Broker's behalf, of the FASTforward Processing Acknowledgment Form.

29.13 Provision of Reports and Exception Reports. Beginning on or before the effective date of this Agreement and before July 31 of each calendar year thereafter, Pershing shall provide to Broker, pursuant to NYSE Rule 382(e), a list of all reports (e.g. exception-type reports) it offers to Broker. Broker shall promptly advise Pershing, in writing, of those specific reports it elects to receive. Pershing and Broker each represent that their obligations relative to exception reports, pursuant to NYSE Rule 382(e) have been completed.

29.14 Force Majeure. Pershing shall not be liable for any loss caused, directly or indirectly, resulting from any circumstances beyond its reasonable control, including without limitation, labor disputes, riots, sabotage, insurrection, fires, flood, storm, explosions, earthquakes, electrical power failures, telecommunications system failures, Internet failure, outbreaks of computer viruses, worms, parasites and

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the like, acts of God or nature, war, both declared or undeclared, or acts of terrorism (each a "Force Majeure Event"; collectively, "Force Majeure Events"). In addition, Pershing shall not be liable for any loss caused, directly or indirectly, resulting from the acts or omissions of third parties over which it has no control.

29.15 Audio Taping of Telephone Conversations. Each party understands that for quality control, dispute resolution or other business purposes, the parties may record some or all telephone conversations between them. Each party hereby consents to such recording and will inform its employees, representatives and agents of this practice. It is further understood that all such conversations are deemed to be solely for business purposes.

30.0 OWNERSHIP AND LICENSES

30.1 Definitions. For purposes of this Paragraph 30, the following terms have the meanings ascribed to them.

"Access Device" means any type of computer, personal digital assistant (PDA), beeper, television, telephone or any other communications device, including, without limitation, any software Broker uses on such device whether Pershing provided such software to Broker or otherwise, that enables Broker to access and use the Pershing Services via a wired or wireless connection to any wireless network, the Internet, the World Wide Web or any other computer or telecommunications network.

"Authorized User" means each customer, employee and/or agent of Broker designated as authorized by Broker to access the Software, Systems and Services.

"Identification Devices" means any passwords, codes, certificates, and other identification devices and security processes or measures necessary to access and use the Systems and Software.

"Intellectual Property Rights" with respect to any intellectual property means all applicable copyrights (including without limitation, the exclusive right to reproduce, distribute copies of, display and perform the copyrighted work and to prepare derivative works), rights in trademarks, rights in patents and patent applications, tradenames, mask-work rights, trade secrets, moral rights, authors' rights, domain names and universal resource locators ("URLs"), TCP/IP addresses, metatags, all renewal and extensions thereof, and the like, regardless of whether any such rights arise under the laws of the United States, or any other state, country or jurisdiction.

"Services" or "Pershing Services" means the services to be provided by Pershing and/or its Third Party Providers to Broker under this Agreement, including Internet-based services, through the Software and Systems, including, without limitation, (a) communication and content services, (b) access to account and financial information, (c) securities trading, and other services to be provided by Pershing to Broker under this Agreement.

"Software" means the software, including, without limitation, any and all documentation, home page design(s), methodologies, techniques, know-how and software libraries, and the code comprising the same, as such may be revised from to time to include any upgrades, updates, new versions and other modifications, improvements and enhancements made by or for Pershing in accordance with this Agreement.

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"Systems" means the data access, account information, trading and order entry, and report generation systems, and related know-how, as such may be revised from to time to include any upgrades, updates, new versions and other modifications, improvements and enhancements made by or for Pershing in accordance with this Agreement.

"Third Party Providers" means Pershing's suppliers, vendors or providers that have entered into third-party agreements with Pershing.

30.2 License to Use Systems and Software. Pershing hereby grants to Broker a non-exclusive, non-transferable, non-assignable license for the term of this Agreement to access and use the Software and Systems for the limited purpose of enabling Broker to obtain the Services. Pershing shall have the right to terminate or suspend such license and the provision of the Systems and Software to Broker in the event of breach of this Agreement that is not cured within thirty (30) days of Brokers' receipt of Pershing's notice of such breach.

30.3 No Reverse Engineering. Broker shall not, directly or indirectly, modify the features or functionality of, copy or create derivative works using all or any portion of, analyze or remove semiconductor components from, decompile, or otherwise reverse engineer or attempt to reverse engineer or derive source code, techniques, algorithms or processes from the Systems or Software or permit or encourage any third-party to do so.

30.4 Ownership. Except for the license granted in Paragraph 30.2 herein, nothing herein shall be construed to transfer to Broker any rights, title and/or interest in and to the Software, Systems and Services, including, without limitation, the Intellectual Property Rights therein. Except to the extent that any Intellectual Property Rights in the Software, Systems and Services are published or otherwise matters of public record, the Systems and Software Products are trade secrets of Pershing and its affiliates. As between Broker and Pershing, Pershing shall at all times be and remain the sole and exclusive owner of the Systems, Software and Services.

30.5 Web-based Communications. The Services shall be provided through various means, including, without limitation, a site or pages of a site on the World Wide Web that are accessible through an Internet address unique to Broker, but which shall not be required to be a domain name unique to Broker.

30.6 Revisions and Modifications. From time to time during the term of this Agreement Pershing may in its sole and absolute discretion revise or modify any Software, Systems or Services to include any patches, upgrades, updates, new versions and other modifications, improvements and enhancements made by or for Pershing (any of which patches, upgrades, updates, new versions and other modifications, improvements and enhancements are collectively referred to in this Agreement as "revisions and modifications" or "revisions or modifications", as the context requires). To the extent that any such revisions or modifications are made, Schedule A shall be deemed to be revised to include such revision or modification and any associated fees.

30.7 Business Continuity. Pershing agrees to maintain a written business continuity plan identifying procedures relating to an emergency or significant business disruption in accordance with applicable industry regulations.

30.7.1 Pershing shall, from time to time, provide Broker with Identification Devices for accessing and using the Software, Systems and Services.

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30.7.2 Broker shall be responsible for designating Authorized Users. [Broker shall provide Pershing with a list of Authorized Users so designated by Broker and shall provide Pershing with changes to this list.]

30.7.3 Broker shall be solely responsible for the assignment and distribution to Authorized Users, and the maintenance of all Identification Devices. Broker agrees not to assign and/or distribute any Identification Devices to individuals who are not Authorized Users.

30.7.4 Each party shall be responsible for and shall provide the same level of security as it applies to its own proprietary and confidential property in the protection, maintenance, and distribution of those Identification Devices and codes within its organization and to its agents and customers, but in no case less than the security that a reasonably prudent person would use to protect their own proprietary and confidential property.

30.7.5 Broker shall report to Pershing any loss, theft, or discovery of any Identification Devices immediately and Broker shall be responsible for any unauthorized use, and for any loss resulting from unauthorized use, of any Identification Device attributable to Broker prior to the time the loss, theft, or discovery of the Identification Device is reported to Pershing.

30.8 Restrictions on Access, Viewing and Distribution.

30.8.1 Quotes, news and research data, including market information (collectively, "Market Data") displayed on the Pershing Service may be based on or derived from different Third Party Providers and may be updated at different time intervals, and accordingly, the various trade status reports, including intraday updates of balances and positions information, available via any Access Devices, which incorporate such Market Data information, may differ due to the different Market Data and sources and their update intervals. Similarly, different Access Devices may incorporate different Market Data and sources, and they may differ for the same reasons.

30.8.2 The Software, Systems, and design of the Pershing Service are the property of Pershing. The content, including both its form and substance, included in the Pershing Service is the property of either Pershing or one or more of its Third Party Providers ("Third Party Provider Services"). Broker shall have no rights in or to the Software, Systems, or Pershing Service or Third Party Provider Services, except as expressly provided herein, and Broker agrees not to take any action inconsistent with Pershing's rights in the Software, Systems, or Pershing Service or the Third Party Providers' rights in their Third Party Provider Services.

30.8.3 All of the materials in the Pershing Service are protected by United States and international copyright, trademark and other intellectual property laws. Broker's right to use the Pershing Service, including the Third Party Provider Services, is limited to use in connection with Broker's account(s) and for Broker's personal benefit only ("Internal Use"). Broker may not modify, rent, lease, loan, sell, assign, distribute, display, perform, publish or create derivative works based on any of the content, materials or the like contained in the Pershing Service, in whole or in part. Broker may not copy, modify, create derivative works from, reverse engineer, reverse assemble or otherwise attempt to discover the source code of any software or techniques, algorithms or processes that are part of the Pershing Service. Broker may print out a reasonable number of copies of the materials on the Pershing Service as is necessary for Broker's Internal Use, provided that Broker does not delete any copyright, trademark or other intellectual property notices contained in such materials. Broker may prepare hard copy reports incorporating Third Party Provider Services and download Third Party Provider Services into commercially available spreadsheet software programs or delimited text files; Broker may not, however, disseminate in electronic form or use Third Party Provider Services for the construction of other products or services.

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30.8.4 Broker acknowledges and agrees that the license to use the Software, Systems and Services granted by Paragraph 30.2 does not diminish Broker's responsibility for compliance with all applicable rules as set forth in Paragraph 6 of this Agreement.

30.9 Indemnification; Disclaimers.

30.9.1 Pershing shall indemnify, defend, and hold Broker harmless from and against all claims, demands, proceedings, suits, actions, liabilities, expenses, and reasonable attorney's fees, and costs in connection therewith (collectively, "Losses") arising out of a claim that the Software and/or Systems, or Broker's authorized use thereof, as set forth in this Agreement, infringes upon any Intellectual Property Rights of any third party. This Paragraph 30.9.1 shall survive any termination of this Agreement; *provided, however,* that any indemnity provided under this Paragraph 30.9.1 shall only be in respect of events occurring during the term of this Agreement.

30.9.2 Broker shall not be entitled to any indemnification under Paragraph 30.9.1 hereof to the extent that the Losses in respect of which such indemnification is sought is attributable to Broker's negligent activities and/or misuse of Pershing Services, as set forth in this Agreement ("Unauthorized Use") or to the extent of such Losses due to a delay in providing notice of the circumstances giving rise to such Losses. Broker shall indemnify, defend, and hold Pershing harmless from and against all claims, demands, proceedings, suits, actions, liabilities, expenses, and reasonable attorney's fees, and costs in connection therewith (collectively, "Losses") arising out of such negligent activities by Broker, Broker's Unauthorized Use of Pershing Services or such delay by Broker in providing such notice. This Paragraph 30.9.2 shall survive any termination of this Agreement.

30.9.3 DISCLAIMER OF WARRANTIES.

THE PERSHING SERVICE IS PROVIDED ON AN "AS IS", "AS AVAILABLE" BASIS, WITHOUT WARRANTY OF ANY KIND, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. PERSHING DISCLAIMS ALL WARRANTIES, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NON-INFRINGEMENT. THERE IS NO WARRANTY THAT ANY INFORMATION PROVIDED THROUGH PERSHING, THE PERSHING SERVICE OR THE SYSTEM WILL FULFILL ANY PARTICULAR PURPOSES OR NEEDS.

30.9.4 LIMITATION OF LIABILITY; DATA NOT GUARANTEED.

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT SHALL PERSHING, ANY OF ITS AGENTS, AFFILIATES, THIRD PARTY PROVIDERS OR ANYONE ELSE INVOLVED IN CREATING, PRODUCING, DELIVERING OR MANAGING THE DELIVERY OF THE PERSHING SERVICE BE LIABLE TO BROKER OR ANYONE ELSE FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR ANY OTHER DAMAGES WHATSOEVER (INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS, TRADING LOSSES, DAMAGES RESULTING FROM INCONVENIENCE OR LOSS OF USE OF THE WEB SITE), EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, ARISING OUT OF THE USE OF OR INABILITY TO USE THE PERSHING SERVICE OR FOR ANY BREACH OF ANY WARRANTY.

Quotes, news and research data, including market information displayed on any Access Device (collectively, "Market Data") are obtained from sources Pershing believes to be reliable. **HOWEVER,**

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ALL MARKET DATA IS PROVIDED "AS IS" AND "AS AVAILABLE", AND THERE MAY BE DELAYS, OMISSIONS AND INACCURACIES IN SUCH DATA. NEITHER PERSHING NOR ITS AGENTS, AFFILIATES, OR THIRD PARTY PROVIDERS OR ANYONE ELSE INVOLVED IN CREATING, PRODUCING, DELIVERING OR MANAGING THE DELIVERY OF SUCH DATA, INFORMATION OR SERVICES (COLLECTIVELY, THE ("Disseminating Parties") CAN GUARANTEE, NOR DO PERSHING OR THEY GUARANTEE, THE CORRECTNESS, QUALITY, ACCURACY, SEQUENCE, TIMELINESS, CURRENTNESS, RELIABILITY, PERFORMANCE, COMPLETENESS, CONTINUED AVAILABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NON-INFRINGEMENT OR OTHERWISE OF ANY MARKET DATA OR THIRD PARTY PROVIDER SERVICES, AND PERSHING AND THEY HEREBY DISCLAIM ANY SUCH EXPRESS OR IMPLIED WARRANTIES. Pershing also reserves the right to filter the Market Data provided to Broker through the Pershing Service. The Disseminating Parties shall not be liable to Broker or to anyone else for any loss or injury, whether or not caused in whole or in part by their negligence or omission, in procuring, compiling, editing, writing, reporting or delivering any Market Data or Third Party Provider Services through Pershing or by any Force Majeure Event or other cause beyond their control. The Disseminating Parties will not be liable to Broker or anyone else for any decision made or action taken by Broker in reliance on such Market Data or for direct, indirect, incidental, special, consequential, punitive or any other damages whatsoever (including without limitation damages for lost profits, trading losses, damages resulting from inconvenience or loss of use of the Pershing Service) even if Pershing or its Third Party Providers have been advised of the possibility of such damages.

Broker agrees that neither Pershing, nor its Third Party Providers shall be liable in any way for, any liability, costs, damages or loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension or delay of trading, equipment failure, communication line failure, system failure, security failure, unauthorized access, theft, Force Majeure Event or any problem, technological or otherwise, that might prevent Broker from accessing or utilizing the Services.

IN WITNESS WHEREOF the parties have hereto affixed their signatures by their duly authorized officers on the day and date first above written.

This Agreement contains a pre-dispute arbitration clause in Paragraph 27. Broker acknowledges receiving a copy of this Agreement.

CAPITAL INVESTMENT SERVICES, INC.

By: [signature]

Title: President

PERSHING LLC

By: Randall Reynolds

Title: Managing Director

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CLEARING AGREEMENT

This FULLY DISCLOSED CLEARING AGREEMENT ("Agreement") is made and entered into this 10th day of July, 2010 by and between R.J. O'Brien & Associates, LLC ("RJO"), a Delaware limited liability company, and Southern Trust Securities, Inc. ("Broker"), a business organized under the laws of State of Florida.

RECITALS

A. RJO is registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM), is registered with the Securities and Exchange Commission as a Broker-Dealer under Section 15(b)11 of the Securities Exchange Act of 1934, is a member of the National Futures Association (NFA) and is a member of certain principal U.S. contract markets.

B. Broker is registered with the CFTC as an Introducing Broker (IB) and is a member of the NFA. Broker wishes to use the services of RJO to clear, execute and account for the trades of Broker's Customers on a fully disclosed basis.

C. These recitals are an integral part of this Agreement and this Agreement shall be construed as fully incorporating the terms of these recitals into the Agreement.

COVENANTS AND UNDERTAKINGS

1.0 AGREEMENT

From the date of this Agreement until the termination of this Agreement as provided in Section 16 hereof, RJO shall carry the proprietary accounts of Broker and the cash and margin accounts of the Customers of Broker introduced by Broker to RJO and shall clear transactions on a fully disclosed basis for such accounts, in the manner and to the extent set forth in this Agreement.

2.0 REPRESENTATIONS AND WARRANTIES

2.1 Broker. Broker represents and warrants that:

2.1.1 Organization. Broker is duly organized as a Broker/Dealer validly existing and in good standing under the laws of the state of Florida. Broker is authorized to do business in each jurisdiction in which it is required to be authorized to conduct business.

2.1.2 Registration. Broker is duly registered as an introducing broker with the CFTC and is a Member in good standing with the NFA. Broker agrees that, in the event that it intends to solicit transactions involving securities futures products during the term of this Agreement, prior to engaging in such activities it will become registered as a broker-dealer with the SEC pursuant to Section 15(b)11 of the Securities Exchange Act of 1934. In the event Broker becomes registered with the SEC as a broker-dealer during the term of this Agreement, then all references to CFTC shall be construed to include reference to the SEC, and all references to the CFTC's rules and regulations shall be construed to include all applicable rules and regulations of the SEC.

2.1.3 Authority to Enter Agreement. Broker has all requisite authority, whether arising under applicable federal or state law or the rules and regulations of any regulatory or self-regulatory organization to which

2.2 RJO. RJO represents and warrants that:

2.2.1 Corporation Duly Organized. R.J. O'Brien & Associates, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of the state of Illinois.

2.2.2 Registration. RJO is duly registered and in good standing as a futures commission merchant with the CFTC, as a broker dealer with the SEC pursuant to Section 15(b)11 of the Securities Exchange Act of 1934, and is a member firm in good standing of the NFA and certain principal U.S. contract markets.

2.2.3 Authority to Enter Agreement. RJO has all requisite authority, whether arising under applicable federal or state law, or the rules and regulations of any regulatory or self-regulatory organization to which RJO is subject, to enter into this Agreement and provide services in accordance with the terms of this Agreement.

2.2.4 Compliance with Registration. RJO and each of its employees is in material compliance with, and during the term of this Agreement shall remain in material compliance with the registration, qualification, capital, financial reporting, customer protection, and other requirements of every self-regulatory organization of which RJO is a member, and of the CFTC.

3.0 CUSTOMER ACCOUNTS

3.1 Acceptance of New Accounts. Broker shall be responsible for opening and approving new accounts in compliance with the Rules.

3.1.1 RJO reserves the right to reject any account which the Broker may forward to RJO as a potential new account. RJO also reserves the right to terminate any account previously accepted by it as a new account.

3.1.2 At the time of the opening of any new account, the Broker must obtain sufficient information from its customer to satisfy itself as to the identity of its client and the source of its funds for the purpose of complying with the applicable requirements of the Bank Secrecy Act regarding anti-money laundering programs.

3.2 Maintenance of Account Information. It shall be the responsibility of Broker to ascertain the essential facts relative to any account as required by the Rules including the genuineness of all documents and signatures provided by Customers for each account. Broker shall also have the responsibility to make full, fair and complete disclosure of the risks, terms and conditions of trading in commodities to its Customers. Broker is also responsible for ensuring that Customers meet all requirements of the Rules. RJO may rely without inquiry on the validity of all Customer information furnished to it by Broker.

4.0 SUPERVISION OF ORDERS AND ACCOUNTS

4.1 Soliciting and Accepting Orders. Broker will solicit and accept orders for transactions in commodity futures contracts, security futures contracts(if properly registered to do so), and options contracts on each of the foregoing only from financially responsible Customers and will transmit such orders to RJO. Broker shall obtain all essential facts relating to each Customer, each cash and margin account, each order, and each person holding a power of attorney over any account, in order to assess the suitability of transactions (when required by applicable Rules);,the authenticity of orders, signatures, endorsements, or other documentation, and the frequency of trading. Broker warrants that, to the best of its knowledge, Broker will not open or maintain accounts for persons who are minors or who are otherwise legally incompetent. RJO shall not be required to make any investigation into the facts surrounding any transaction that it may execute or clear for Broker or any Customer of Broker.

4.2 Right to Refuse Orders. RJO may, in its sole and absolute discretion, refuse to accept any Customer order, discontinue accepting Customer orders from any Customer and impose limits on the size of any Customer account and the positions carried therein.

4.3 Preparation and Transmission of Confirmations and Statements. RJO shall prepare confirmations and periodic summary statements and shall, to the extent required, transmit them to Customers and Broker as required by the Rules. Confirmations and statements shall be prepared on forms disclosing that the account is carried on a fully disclosed basis as introduced by the Broker.

4.4 Examination and Notification of Errors. Subsequent to the close of trading on each trading day, RJO will transmit a daily preliminary report recapping the day's trades made by Broker on behalf of Broker's Customers. In addition, prior to the opening of trading for each trading day, RJO shall transmit daily equity and margin runs to Broker reporting all of Broker's Customers' trades for the previous trading day as well as all open positions for Broker's Customers. Broker has the obligation to accept and examine each of the aforementioned transmissions and thereby check trades for its Customers' accounts. Broker must notify RJO of any error claimed by Broker in any account prior to the open of trading on the trading day subsequent to the execution of the transaction in dispute. If Broker fails to do so, Broker shall be deemed to have waived its right to make any claim against RJO with respect to such error and Broker shall, pursuant to Section 12 below, indemnify and hold harmless RJO from any and all losses or liability arising as a result of such error.

4.5 Responsibility for Errors in Execution. Broker shall be responsible for transmission to RJO of all orders and for any errors in the Broker's or its Customers' recording or transmission of such orders.

4.6 Compliance Procedures. Broker agrees to supervise compliance with the Rules. Broker shall review transactions and accounts to assure compliance with prohibitions against manipulative practices and other requirements of federal and state law and applicable regulatory and self-regulatory rules and regulations to which Broker or its Customers are subject.

4.7 Obligations Regarding Certain Disclosures. Broker shall make any disclosures and obtain any agreements from its Customers required by applicable law or regulation, including, without limitation, any disclosures or agreements required by RJO to be given to, or obtained from, Customers.

5.0 MARGIN AND DEFICITS

5.1 Margin Requirements. All margin requirements of the various exchanges and of RJO shall be enforced by Broker in a timely fashion with respect to its Customers. Broker understands that the margins required by RJO may exceed the amount required by applicable law or regulation or exchange or clearing house minimums. Notwithstanding any regulatory obligations RJO may have, it is understood that, on all introduced accounts, Broker is responsible for making margin calls immediately upon notification from RJO of a margin deficiency and for collection of margin in connection therewith. If Broker fails to take the appropriate action, RJO reserves the right to collect the amount due directly from Broker's customer. In the event of a margin call that is not met, RJO may, in its sole discretion, liquidate any account in whole or in part, including liquidation through the use of exchange for physicals. In addition, if, for any reason, any applicable market is not freely trading, RJO is authorized to take whatever action it deems necessary to protect itself from risk. The foregoing notwithstanding, RJO may, whenever RJO in its sole and absolute discretion considers it necessary, liquidate the positions in any Customer's account without notice to Broker. RJO's compliance with a request by Broker to withhold action shall not be deemed a waiver by RJO of any of its rights under this Agreement. Broker agrees to be responsible and to hold RJO harmless from any loss or expense incurred by RJO as a result of the failure or refusal of any Customer(s) introduced by Broker to comply with exchange or RJO margin requirements.

5.2 Deficits. Broker guarantees payment, and not merely collection, for all obligations of the accounts of its Customers. In the event any of Broker's Customers' accounts is in a deficit status and such Customer has not made arrangements to pay that are acceptable to RJO, Broker will promptly make payment of such deficit upon demand by RJO. Subject to the provisions of Section 13 below, if such payment is not made, RJO may charge such amount against any of Broker's house, proprietary or deposit account(s), or against commissions due to Broker. RJO has no obligation to initiate collection procedures against any Customer. However, if RJO decides to initiate collection proceedings against a Customer, Broker will cooperate in such proceedings. RJO will deduct its reasonable costs and attorneys fees related to such proceedings from any amount RJO collects from the Customer as a result of such proceeding, and that net amount will be credited against amounts due from Broker. Broker's responsibility is not limited to the amount of any security deposit with RJO or commissions due Broker from RJO, nor is Broker's responsibility limited or negated by RJO's failure to initiate legal proceedings against the Customer. For purposes of satisfying Broker's obligations under this Agreement, and to the extent necessary to comply with the requirements of CFTC Regulation 1.17 (c)(3) (but only to such extent), Broker hereby grants a security interest to RJO in any account, commissions or other funds otherwise payable by RJO to Broker, which security interest shall ensure payment of all monies owed by Broker, for any reason, to RJO, including, without limitation, any monies owed pursuant to: (i) any agreement between the parties; (ii) any deficit of Broker on the books of RJO; (iii) any deficit of a Customer or Broker on the books of RJO or any other Customer account bearing the office code of Broker; or (iv) subject to the provisions of Paragraph 11.1, any losses or expenses incurred (including, without limitation, reasonable attorneys' fees) by RJO in seeking to obtain payments due from Broker or any Customer of Broker, or in defending, satisfying or settling any claim made by a Customer of Broker which relates to any act or omission of Broker, or in defending against unfounded claims made by Broker or by Broker's Customer. RJO is authorized to withhold commissions which might otherwise be payable to Broker for the purposes hereinabove set forth. This authorization is given in conformity with CFTC Regulation 1.17 (c)(3). RJO shall account to Broker with regard to any payment received from the owners of any account with respect to which commissions have been withheld.

Office Number: 698 Broker's Initials: RE

5.3 Charging of Interest. Interest charged with respect to deficit balances in Customers' accounts shall be determined in accordance with the provisions of the applicable customer agreement between RJO and such Customer.

6.0 AUDIO TAPING OF TELEPHONE CONVERSATIONS

Broker understands that for quality control, dispute resolution or other business purposes, RJO may record some or all telephone conversations between them. Broker hereby consents to such recording and will inform its employees, representatives and agents of this practice.

7.0 COMMISSIONS AND CLEARING FEES

Broker shall be responsible for advising RJO of Broker's commissions to be charged to Broker's Customer accounts by RJO on behalf of Broker. RJO shall not charge Broker's Customers any commission other than that required by Broker. Clearing fees charged by RJO and payable by Broker shall be as negotiated from time to time. Broker shall be liable for per transaction clearing fees even in the event that Broker's Customer fails to pay, or has insufficient funds to pay, the commission charged by Broker in connection with such transaction. The clearing fees as of the inception of this Agreement are as set forth on the attached Exhibit A. RJO, at its discretion, may deduct its clearing fees from accrued commissions otherwise payable to Broker, or may submit a separate invoice to Broker for such clearing fees. Commissions owed to Broker shall be paid in accordance with the schedule set forth in the attached Exhibit A.

8.0 SAFEGUARDING OF FUNDS AND SECURITIES

Except as otherwise provided in this Agreement, RJO shall be responsible for the safekeeping of all money and securities received by it pursuant to this Agreement. However, RJO will not be responsible for any funds or securities delivered by a Customer to Broker until such funds or securities are actually received by RJO or deposited in qualified RJO bank accounts.

9.0 OTHER OBLIGATIONS AND RESPONSIBILITIES OF BROKER

9.1 Other Clearing Agreements. Prior to the execution of this Agreement, Broker shall provide written notice to RJO of the existence of all other similar agreements to which Broker is a party and, during the term of this Agreement, Broker shall not enter into another similar agreement without prior written notification to RJO.

9.2 Agents or Employees. Broker acknowledges that it is liable to RJO under this Clearing Agreement for all of the acts or omissions of Broker's employees or agents, including those employees or agents of any branch office Broker may maintain. To the extent any act or omission of any employee or agent, including those of any branch office of Broker, creates any cost or liability for RJO, Broker shall be responsible to RJO hereunder as if Broker had performed, or omitted to perform, the act in question.

9.3 Claims & Litigation. Broker shall immediately notify RJO of any complaint, litigation, arbitration or reparations proceeding involving Broker and/or any of its agents or employees by any Customer. In the event that RJO is also named as a party in such proceeding, RJO shall have the right to retain its own counsel at the expense of Broker, and shall further have the right to defend and/or settle such proceeding. Broker shall be obligated to satisfy any settlement agreement negotiated by RJO pursuant to this paragraph.

9.4 Disciplinary Action, Suspension, or Restriction. If Broker or any of its affiliates, or any officer, director, or principal of Broker, becomes subject to investigation, disciplinary action, suspension, or restriction by a federal or state agency, exchange, or regulatory or self-regulatory organization having jurisdiction over Broker or Broker's securities or commodities business, Broker shall give notice to RJO immediately, orally and in writing, and provide RJO a copy of any document requests, subpoenas and decisions relating to such action, suspension, or restriction. RJO may take any action it reasonably deems to be necessary: (i) to assure that it will continue to comply with all applicable legal, regulatory, and self-regulatory requirements, notwithstanding such action, suspension, or restriction; and (ii) to comply with any requests, directives, or demands made upon RJO by any such federal or state agency, exchange, or regulatory or self-regulatory organization.

9.5 Privacy of Customer Financial Information. Broker agrees that it shall not take any action inconsistent with RJO's policies relating to compliance with the CFTC's Part 160 Regulations pertaining to the privacy of financial information provided to Broker and/or RJO by Customers or consumers.

9.6 Protection of Intellectual Property. Broker shall use all reasonable efforts to preserve and protect RJO's and its affiliates' patent, trade secret, copyright and other proprietary rights in RJO's or its affiliates' products, services, trademarks and tradenames, at least to the same extent used by Broker to preserve and protect its own proprietary data or information and to notify RJO of any action by any third party known by Broker to constitute an infringement of RJO's or any of its affiliates' proprietary rights and to cooperate with RJO in protecting such rights.

9.7 Consent to Jurisdiction. Broker agrees to submit any dispute arising out of this Agreement to the exclusive jurisdiction of, and expressly consents to venue in, the state and/or federal court(s) located in Cook, Lake, or Dupage counties of Illinois. Broker waives any objection to venue that Broker may have pursuant to the doctrine of *forum non conveniens*.

9.8 Provision of Financial Information. Broker shall furnish RJO copies of each of its CFTC Form 1-FR-IB filed with the CFTC, FOCUS Reports filed with the SEC, financial statements for the current fiscal year, any amendments to Broker's Form 7-R and/or Form BD, and any other regulatory or financial reports RJO may from time to time require. Broker shall provide such reports to RJO at the time Broker files such reports with the CFTC, the SEC and/or its primary examining authority. Broker shall also notify RJO in advance of withdrawals of more than 10 percent of its net capital.

10.0 USE OF THIRD-PARTY SERVICES

RJO may, at its reasonable option, and consistent with common industry practice, retain one or more independent data processing or other service bureaus to perform functions (including, but not necessarily limited to, confirmation processing services) assigned to RJO under this Agreement

11.0 LIABILITY OF RJO

DISCLAIMER OF WARRANTIES. BROKER EXPRESSLY AGREES THAT BROKER'S USE OF RJO SERVICES, INCLUDING THE SYSTEMS AS DEFINED BY PARAGRAPH 21.1 AND SOFTWARE PRODUCTS AS DEFINED BY PARAGRAPH 21.6, IS AT BROKER'S SOLE RISK. NEITHER RJO NOR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, CONTRACTORS, AFFILIATES, INFORMATION PROVIDERS, LICENSORS, OR OTHER SUPPLIERS PROVIDING DATA, INFORMATION, SERVICES OR SOFTWARE, INCLUDING BUT NOT LIMITED TO ANY EXCHANGE UPON WHICH RJO EXECUTES ORDERS, WARRANTS THAT THE SERVICES WILL BE UNINTERRUPTED OR ERROR FREE; NOR DO ANY OF THEM MAKE ANY WARRANTY AS TO THE RESULTS THAT MAY BE OBTAINED FROM THE USE OF THE SERVICES OR AS TO THE TIMELINESS, SEQUENCE, ACCURACY, COMPLETENESS, RELIABILITY OR CONTENT OF ANY DATA, INFORMATION, SERVICES, OR TRANSACTIONS PROVIDED AND RJO SHALL NOT BE RESPONSIBLE FOR ANY LOSSES LIABILITIES OR DAMAGES CAUSED BY THE ACTS OR OMISSIONS OF THOSE THIRD PARTY AGENTS, CONTRACTORS, INFORMATION PROVIDERS OR OTHER SUPPLIERS BEYOND ANY AMOUNT WHICH RJO IS ABLE TO RECOVER PURSUANT TO ITS AGREEMENT WITH SUCH ENTITY. EXCEPT AS SPECIFICALLY SET FORTH IN THIS PARAGRAPH 11, RJO'S SERVICES ARE PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, THOSE OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NON-INFRINGEMENT, OTHER THAN THOSE WARRANTIES WHICH ARE IMPLIED BY AND INCAPABLE OF EXCLUSION, RESTRICTION OR MODIFICATION UNDER THE LAWS APPLICABLE TO THIS AGREEMENT.

11.1 RJO Indemnification. In addition to any other obligations it may possess under other provisions of this Agreement, RJO shall indemnify, defend, and hold harmless Broker from and against all claims, demands, proceedings, suits, actions, liabilities, expenses, and reasonable attorney's fees, and costs in connection therewith arising out of any grossly negligent or criminal act or omission on the part of any of its officers, agents, or employees with respect to the services provided by RJO under this Agreement.

11.2 Damages. RJO shall not be liable for special, indirect, incidental, consequential or punitive damages, whether such damages are incurred or experienced as a result of entering into or relying on this Agreement or otherwise, even if RJO has been advised of the possibility of such damages. Broker and RJO each agree not to assist any claim for punitive damages against the other. Broker acknowledges and agrees that the clearing fees charged by RJO reflect the allocation of risks including, but not limited to, the foregoing limitation of liability. A modification of the allocation of risks set forth in this Agreement would affect the clearing fees charged by RJO, and in consideration of such fees, Broker agrees to such allocation of risks.

12.0 LIABILITY OF BROKER

12.1 Broker Indemnification. In addition to any other obligations it may possess under other provisions of this Agreement, Broker shall indemnify, and hold harmless RJO, and any controlling person of RJO, from and against all claims, demands, proceedings, suits, and actions and all liabilities, expenses, attorney's fees (including fees and costs incurred in enforcing RJO's right to indemnification), and costs in connection therewith arising out of one or more of Broker's or any of its employee's negligent, dishonest, fraudulent, or criminal act, error or omission or any of the following:

12.1.1 Failure to Make Payment. A check received by RJO from a Customer shall not constitute payment until it has been paid and the proceeds are actually received and finally credited to RJO (without any subsequent charge back) by its bank.

12.1.2 Margin Calls. Failure of a Customer to meet any initial margin call or any maintenance call.

12.1.3 Broker's Failure to Perform. Failure of Broker to perform any duty, obligation, or responsibility with respect to Customer accounts as set forth in this Agreement. Broker's indemnification obligation under this subparagraph shall not be affected by the participation of RJO or any person controlling it or controlled by it in any transaction giving rise to such an obligation, unless such participation constitutes gross negligence or willful misconduct.

12.1.4 Improper Conduct by Agents. Any error, negligent, dishonest, fraudulent, or criminal act or omission on the part of any of Broker's officers, directors, employees, or agents.

12.1.5 Failure of a Customer to Perform Obligations. Any failure by any of Broker's Customers to perform any commitment or obligation with respect to a transaction carried by RJO under this Agreement, whether or not such failure was under the control of Broker.

12.1.6 Customer Claims and Disputes. Any claim or dispute between Broker and a customer, or RJO and a Customer with respect to services provided under this Agreement and/or any customer agreement, including, but not limited to, any claim or dispute concerning the validity of a customer order in the form the order was transmitted to RJO by Broker and/or its Customer.

12.1.7 Breach of Warranty by Broker. Any breach by Broker of any representation or warranty made by it under this Agreement.

12.1.8 Deposit of Checks to Customer Accounts. Any failure to exercise due diligence in reviewing checks received from customers to ensure that same are in proper form, or in the issuance of instructions to RJO regarding the accounts into which checks are to be deposited.

12.1.9 Infringement of Intellectual Property Rights. Any act or omission of Broker, its agents, employees or customers which infringes on any patent, trade secret, copyright, trademark, or other intellectual property right of RJO or any violation of the terms of this Agreement relating thereto.

12.1.10 Misuse of Passwords and Unauthorized Access. The misuse, loss or unauthorized access to the Systems and Software Products, including use of the Identification Devices (as that term is defined in Section 21.9 of this Agreement) provided to Broker or its Customers.

12.2 Injunctive Relief. In the event of a breach or threatened breach of any of the provisions of this Agreement by Broker or any employee or representative of Broker, Broker acknowledges that RJO shall be entitled to seek preliminary and permanent injunctive relief to enforce the provisions hereof. In addition, Broker acknowledges that a breach of the terms regarding confidentiality of information and ownership of RJO's intellectual property would cause irreparable and incalculable damage to RJO. Nothing herein shall preclude the parties from pursuing any action or other remedy for any breach or threatened breach of this Agreement, all of which shall be cumulative.

13.0 DEPOSIT ACCOUNT

13.1 Establishment of Deposit Account. To further assure Broker's performance of its obligations under this Agreement, including but not limited to its indemnification obligations under Paragraph 12, Broker shall, on or before the execution of this Agreement, establish an account at RJO to be designated as the Broker's Deposit Account (the "Deposit Account"). The Deposit Account shall not represent an ownership interest by Broker in RJO. The Deposit Account shall at all times contain cash, securities, or a combination of both, having a market value of at least the amount set forth in the attached Exhibit A. The securities placed in the Deposit Account shall consist only of direct obligations issued by or guaranteed as to principal and interest by the United States Government. In the event of a substantial change in the nature and extent of Broker's business operations, RJO may require immediately that an additional amount be deposited in the Deposit Account. If such a deposit is not made in the amount specified, whether or not Broker agrees that the amount is justified under this subparagraph, RJO may terminate this Agreement forthwith.

13.2 RJO's Right to Offset. If (i) RJO shall have any claim against Broker or a Customer of Broker which has not been resolved within five business days after RJO presents such claim to Broker; or (ii) if RJO shall suffer any loss or incur any expense for which it is entitled to be indemnified pursuant to this Agreement, and Broker shall fail to make such indemnification within five business days after being requested to do so, RJO may deduct the amount of such claim, loss, or expense from any account of Broker. RJO may withdraw cash or securities (or both) having a market value equal to the amount of such claimed deficiency. If those funds are withdrawn from the Deposit Account, then Broker shall be obligated to make an immediate deposit in the Deposit Account of cash or securities sufficient to bring the Deposit Account back to a value of at least the amount required by the attached Exhibit A.

13.3 Termination of Deposit Account. Upon termination of this Agreement, and transfer of all customer and proprietary accounts of Broker or as soon thereafter as practical, but in all cases within thirty (30) days of termination, RJO shall pay and deliver to Broker, the funds and securities in the Deposit Account, less any amounts to which it is entitled under the preceding paragraph; provided, however, that RJO may retain in the Deposit Account such amount for such period as it deems appropriate for its protection from any claim or proceeding of any type, whether or not then pending or threatened, until the final determination of any claim or proceeding is made. If a threatened claim or proceeding is not resolved or if a legal action or proceeding is not instituted within two years after the termination of this Agreement, any amount retained with respect to such claim, proceeding, or action shall be paid or delivered to Broker.

14.0 THIRD-PARTY RIGHTS

This Agreement is not intended to grant any third party any rights, whether as a third-party beneficiary or otherwise including, but not limited to, customers of Broker.

15.0 COMMUNICATIONS WITH THE PUBLIC

15.1 Restrictions on Advertising. Neither RJO nor Broker shall utilize the name of the other in any way without the other's prior written consent except to disclose the clearing relationship between the parties. Neither party shall employ the other's name in such a manner as to create the impression that the relationship between them is anything other than that of clearing broker and introducing broker. Broker shall not hold itself out as an agent of RJO or as a subsidiary or company controlled directly or indirectly by or affiliated with RJO except as provided in this paragraph.

15.2 Linking Between Sites. Without express written authorization, neither party may provide or allow an electronic hyperlink directly from its service or site on the Internet or another site over which that party has control to the service or site on the Internet of the other party.

16.0 TERMINATION OF AGREEMENT

This Agreement shall continue until terminated as hereinafter provided:

16.1 Termination Upon 30-Day Notice. This Agreement may be terminated by either party without cause upon thirty days prior notice. If either party terminates the Agreement pursuant to this subparagraph, RJO shall have the right to impose reasonable limitations upon Broker's activities during the period between the giving of Notice and the transfer of Broker's accounts.

16.2 Default. If either party defaults in the performance of its obligations under this Agreement, or otherwise violates the provisions of this Agreement, the non-defaulting party may terminate this Agreement by delivering Notice to the defaulting party (i) specifying the nature of the default; and (ii) notifying the defaulting party that unless the default is cured within a period of ten days from receipt of the Notice, this Agreement will be terminated without further proceedings by the non-defaulting party.

16.3 Disability. This Agreement may be terminated by RJO or Broker immediately in the event that the other party is not in compliance with applicable "Adjusted Net Capital" requirements, is enjoined, disabled, suspended, prohibited, or otherwise becomes unable to engage in the commodities or securities business or any part of it by operation of law or as a result of any administrative or judicial proceeding or action by the CFTC, the SEC, any state administrator, or any regulatory or self-regulatory organization having jurisdiction over such party. In the event this Agreement terminates pursuant to this paragraph 16.3, and provided that Broker is the disabled party, then Broker's Customers shall automatically become the Customers of RJO and RJO shall have no further obligations to Broker under the terms of this Agreement.

16.4 Conversion of Accounts. In the event that this Agreement is terminated for any reason other than pursuant to paragraph 16.3, Broker shall arrange for the conversion of Broker's and its Customers' accounts to another clearing broker or to Broker if it becomes self-clearing. Broker shall give RJO Notice (the "Conversion Notice") of: (i) the name of the broker that will assume responsibility for clearing services for Customers and Broker; (ii) the date on which such broker will commence providing such services; (iii) Broker's undertaking, in form and substance satisfactory to RJO, that Broker's agreement with such clearing broker provides that such clearing broker will accept on conversion all Broker and Customer accounts and liabilities then maintained by RJO; and (iv) the name of an individual or individuals within new clearing broker's organization whom RJO may contact to coordinate the conversion. The Conversion Notice shall accompany Broker's notice of termination given pursuant to this paragraph. If Broker fails to give Conversion Notice to RJO, RJO may notify Broker's Customers as RJO deems appropriate of the termination of this Agreement and may make such arrangements as RJO deems appropriate for transfer or delivery of Customer and Broker accounts. The expense of notifying those customers and making such arrangements shall be charged to Broker. With respect to any such conversion, each party shall comply with the Rules, including but not limited to CFTC Regulation 1.65.

16.5 Survival. Termination of this Agreement in any manner shall not release Broker or RJO from any liability or responsibility with respect to any representation or warranty or transaction effected on the books of RJO.

17.0 CONFIDENTIAL NATURE OF DOCUMENTS AND OTHER INFORMATION

Neither RJO nor Broker shall disclose the terms of this Agreement or information obtained as a result thereof or information regarding the identity of the other's Customers to any outside or affiliated party except to regulatory or self-regulatory organizations, pursuant to judicial process or as otherwise required by law or to authorized employees of the other. Any other publication or disclosure of the terms of this Agreement may be made only with the prior written consent of the other party. Broker and RJO shall each maintain the confidentiality of documents and information received from the other party pursuant to this Agreement.

Broker acknowledges that the services RJO provides hereunder involve Broker access to proprietary technology, trading and other systems, and that techniques, algorithms and processes contained in such systems constitute trade secrets and shall be safeguarded by Broker, and that Broker shall exercise reasonable care to protect RJO's interest in such trade secrets. Broker agrees to make the proprietary nature of such systems known to those of its consultants, staff, agents or clients who may reasonably be expected to come into contact with such systems. Broker agrees that any breach of this confidentiality provision may result in its being liable for damages as provided by law.

18.0 ACTION AGAINST CUSTOMERS BY RJO

RJO may, in its sole discretion, upon notice to Broker, institute and prosecute in its name any action or proceeding against any of Broker's Customers in relation to any controversy or claim arising out of RJO's agreements and/or transactions with Broker or with Broker's Customers. Nothing contained in this Agreement shall be deemed either (a) to require RJO to institute or prosecute such an action or proceeding; or (b) to impair or prejudice its right to do so, should it so elect, nor shall the institution or prosecution of any such action or proceeding relieve Broker of any liability or responsibility which Broker would otherwise have had under this Agreement. Broker assigns to RJO its rights against its customer as necessary to effectuate the provisions of this paragraph.

19.0 NOTICES

Any Notice required or permitted to be given under this Agreement shall be sufficient only if it is in writing and sent by hand or by certified mail, return receipt requested, to the parties at the following address:

Broker: Southern Trust Securities, Inc.
145 Almeria Avenue
Coral Gables, FL. 33134

Attn:
Cc:

RJO: R.J. O'Brien & Associates, LLC
222 S. Riverside Plaza
Chicago, IL 60606

Attn:

Cc:

20.0 GENERAL PROVISIONS

20.1 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective successors and assigns of Broker and RJO. No assignment of this Agreement or any rights, including those to indemnification hereunder by Broker shall be effective unless RJO's written consent shall be first obtained.

20.2 Severability. If any provision of this Agreement shall be held to be invalid or unenforceable, the validity or enforceability of the remaining provisions and conditions shall not be affected thereby.

20.3 Counterparts. This Agreement may be executed via facsimile and in one or more counterparts, all of which taken together shall constitute a single agreement.

20.4 Entire Agreement Amendments and Duties Not Specifically Enumerated Herein. This Agreement represents the entire agreement between the parties with respect to the subject matter contained herein and all prior discussions, agreements, and promises, written or oral, are merged herein. This Agreement may not be changed orally, but only by an agreement in writing signed by the parties. RJO shall not be responsible or liable for failure to perform any duties not specifically enumerated herein.

20.5 Captions. Captions herein are for convenience only and are not of substantive effect.

20.6 Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois, without giving effect to its principals of conflicts of laws.

20.7 Citations. Any reference to the rules or regulations of the CFTC, SEC, NFA, or any other regulatory or self-regulatory organization are current citations. Any changes in the citations (whether or not there are any changes in the text of such rules or regulations) shall be automatically incorporated herein.

20.8 Construction of Agreement. Neither this Agreement nor the performance of the services hereunder shall be considered to create a joint venture or partnership between RJO and Broker or between Broker and other brokers for whom RJO may perform the same or similar services.

20.9 Non-Exclusivity of Remedies. The enumeration herein of specific remedies shall not be exclusive of any other remedies. Any delay or failure by a party to this Agreement to exercise any right, power, remedy, or privilege herein contained, or now or hereafter existing under any applicable statute or law, shall not be construed to be a waiver of such right, power, remedy, or privilege. No single, partial, or other exercise of any such right, power, remedy, or privilege shall preclude the further exercise thereof or the exercise of any other right, power, remedy, or privilege.

21.0 USE, OWNERSHIP AND LICENSES

21.1 License to Use Systems. In order to effectuate the terms of this Agreement and to allow each party to perform its duties hereunder, RJO hereby grants to Broker a non-exclusive, non-transferable, non-assignable limited license for the term of this Agreement to access and use the various account information, trading and order entry systems to which RJO specifically provides access including, but not limited to RJO's Computer Assisted Terminal ("RJOCAT") (RJOCAT and all hardware and related technology are hereinafter collectively referred to as the "Systems"). Said license shall be limited to the use of the most recently updated version of Systems in accordance with the instructions provided by RJO from time to time. Broker agrees and acknowledges that RJO shall retain all rights, titles, and interest in the Systems and to any modifications or improvements made thereto. Broker will not obtain any rights in the Systems, and Broker acknowledges RJO's exclusive rights in the Systems. Neither the Systems nor their component parts (including, but not limited to images) may be downloaded, sublicensed or separated from the Systems, or used on more than one computer, except as specifically provided for in this Agreement. Broker may not modify, decompile, disassemble, reverse engineer, or otherwise attempt to derive the source code of the Systems. Except as provided under this Agreement, Broker agrees not to duplicate, make copies of, distribute or provide others with the Systems or to sell, rent, encumber, redistribute, lease, sublicense, use the Systems in a time sharing or service bureau, resell for profit (or otherwise) the Systems or create any derivative works of Systems or any part thereof, including translation or localization, or remove or alter any trademark, logo, copyright, or other proprietary notices, legends, symbols or labels that appear in or on the Systems, without the prior written consent of RJO. Broker may not publicize or distribute any registration, code algorithms, information, or registration codes used by the Systems without the prior written permission of RJO.

21.2 System Information. Broker acknowledges that some of the information available on the Systems are produced by RJO (including, but not limited to, portions of RJO's Market Letter segment) and by various independent sources believed by RJO to be reliable (the "Information Providers"). The Information provided by RJO and the Information Providers is the property of RJO, the Information Providers or others and may be protected by copyright. Broker agrees not to reproduce, retransmit, disseminate, sell or distribute the Information in any manner without the express written consent of RJO and the relevant Information Provider(s) or to use the Information for any unlawful purpose. Broker further acknowledges that the accuracy, completeness, timeliness, and correct sequencing of information on the Systems concerning Broker's trading and account activity, market quotations, market news, charts, trading analysis and strategies ("System Information") is not guaranteed by RJO or the Information Providers, and agrees that neither RJO nor the Information Providers shall have any liability for any decision made or taken by Broker or its Customers in reliance upon System Information or for any interruption of the Systems or System Information. Broker agrees that RJO may hold and process by computer or otherwise information obtained as a result of Broker's use of the Systems which may be accessed and used by RJO for operational purposes, credit assessment, and statistical analysis.

21.3 No Assurance. Broker acknowledges that all orders placed through the Systems are solely for the account and risk of Broker and, if authorized by RJO, Customers of Broker. Broker agrees that RJO's execution of trades for Broker's account or the accounts of such Customers is on a "best efforts" basis. Broker acknowledges that RJO, the exchange on which orders are to be executed and regulatory authorities may from time to time establish or revise limits on the number and type of contracts and orders that can be transmitted electronically. Broker also understands that orders which Broker transmits for execution through the Systems are not reviewed by RJO for accuracy or otherwise. RJO reserves the right to require margin to be deposited in Broker's or Customers' accounts (in such amounts, at such times, and in such form as RJO may in its sole discretion determine) prior to the transmittal of any order through the Systems. RJO will not be responsible for any delay or failure to provide Systems services, including the execution of any order, in the event that there is a restriction on Broker's or its Customer's account arising out of a delay or failure to make such a margin deposit.

21.4 Receipt of Orders and Confirmations via the Systems. Orders placed through the Systems shall not be deemed to be bona fide orders received by RJO until such time as Broker shall have received from RJO, through the Systems, an external confirmation number for such order. It is Broker's responsibility to print and retain evidence of the order and the associated confirmation number of same. Broker understands that Broker must monitor the Systems at all times for confirmation of the receipt of orders and executed trades and to immediately report any failure to receive such reports to the appropriate RJO order execution or supervisory desk.

21.5 Broker's Duties and Responsibilities. Broker shall be responsible for the following in connection with the Customers' use of the Systems:

a. Broker shall be responsible for providing the Customers with the requisite software, written materials, and/or other media necessary and sufficient to provide access to the Systems.

b. Broker shall be responsible for providing the Customers with passwords and usernames necessary to provide access to the Systems. Broker shall maintain adequate security measures to ensure that Customers' passwords and usernames are kept confidential.

c. The Systems allow Broker to alter the content of what appears before Customers accessing the Systems. To the extent permissible under futures industry rules and regulations, Broker shall be solely responsible for the content of any and all alterations to the content of the Systems made by Broker.

d. The Systems allow Broker to communicate with Customers via "chat rooms". To the extent permissible under futures industry rules and regulations, Broker shall be solely responsible for the content of any and all communications made using the Systems between Customers and Broker and/or Broker's personnel. Broker's responsibilities in this regard shall included, but are not limited to compliance with NFA Compliance Rule 2-29, futures industry supervision requirements, and futures industry record keeping requirements.

e. Broker shall take reasonable and appropriate steps to reduce or limit trading errors resulting from the Customers' access to the Systems. Such measures may include placing limits on the number of contract placed per order or placing limits on the price at which an order may be placed.

21.6 License to Software Products. RJO may provide or arrange for the provision of software and other associated and non-associated services, features of which may enable Broker's Customers or its representatives to contact Broker and transact business through Broker via various media, including a site or pages of a site located on the World Wide Web and reached through an Internet address, which shall be unique to Broker (but which shall not be required to be a domain name unique to Broker) (the "Software Products"). To the extent required, RJO hereby grants to Broker a non-exclusive, non-transferable, non-assignable limited license for the term of this Agreement to access and use the Software Products solely for the purposes for which they were created and provided to Broker to enable its customers and representatives: (a) to communicate with Broker; and (b) access financial information and transact business with Broker through the various media. Said license shall be limited to the use of the most recently updated version of the Software Products in accordance with the instructions provided by RJO from time to time. Broker shall not, directly or indirectly, modify the features or functionality of, copy or create derivative works using all or any portion of, peel semiconductor components, decompile, or otherwise reverse engineer or attempt to reverse engineer or derive source code from the Software Products or permit or encourage any third-party to do so. . Broker agrees and acknowledges that RJO shall retain all rights, titles, and interest in the Software Products and to any modifications or improvements made thereto. Broker will not obtain any rights in the Software Products, and Broker acknowledges RJO's exclusive rights in the Software Products. Neither the Software Products nor their component parts (including, but not limited to images) may be downloaded, sublicensed or separated from the Software Products, or used on more than one computer, except as specifically provided for in this Agreement. Broker may not modify, decompile, disassemble, reverse engineer, or otherwise attempt to derive the source code of the Software Products. Except as provided under this Agreement, Broker agrees not to duplicate, make copies of, distribute or provide others with the Software Products or to sell, rent, encumber, redistribute, lease, sublicense, use the Software Products in a time sharing or service bureau, resell for profit (or otherwise) the Software Products or create any derivative works of Software Products or any part thereof, including translation or localization, or remove or alter any trademark, logo, copyright, or other proprietary notices, legends, symbols or labels that appear in or on the Software Products, without the prior written consent of RJO. Broker may not publicize or distribute any registration, code algorithms, information, or registration codes used by the Software Products without the prior written permission of RJO.

21.7 LIMITATION OF LIABILITY. IN NO EVENT WILL RJO, ITS SHAREHOLDERS, OFFICERS, EMPLOYEES, OR AFFILIATES BE LIABLE TO BROKER, A CUSTOMER, OR TO ANY THIRD PARTY FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, INDIRECT OR PUNITIVE DAMAGES, INCLUDING BUT NOT LIMITED TO LOST PROFITS, TRADING LOSSES, OR LOSSES OR COSTS RESULTING FROM INCONVENIENCE, DELAY, LOSS OF USE OF THE SYSTEMS AND/OR THE SOFTWARE PRODUCTS, UNAUTHORIZED ACCESS TO THE SYSTEMS, OR ANY ERROR OR OMISSION CONTAINED THEREIN OR RESULTING THEREFROM. Without limiting the generality of the foregoing, RJO shall not be liable for any loss resulting from the Systems' failure, including but not limited to breakdown of software, hardware, electronic or mechanical equipment or communication lines, telephone or Internet problems, unauthorized access, theft, operator errors, labor stoppages, or any other cause over which RJO does not exercise direct or indirect control.

21.8 Ownership of the Systems and Software Products. Nothing herein shall be construed to transfer to Broker any rights, title and/or interest in and to the Systems or to the Software Products, including without limitation, the intellectual property rights therein. The Systems and Software Products are considered the trade secrets of RJO and its affiliates. As between Broker and RJO, RJO shall at all times be and remain the sole and exclusive owner of the Systems and Software Products, including any and all home page design(s), methodologies, techniques, software libraries, and know-how used by RJO or incorporated into the Systems and Software Products, including all improvements, modifications, or enhancements thereto. Except with respect to intellectual property rights in trademarks and copyrights belonging to Broker, RJO and its affiliates retains all rights, title, and interest in and to Systems and Software Products, including without limitation, all applicable copyrights (including without limitation, the exclusive right to reproduce, distribute copies of, display and perform the copyrighted work and to prepare derivative works), copyright registrations, and applications, trademark rights (including without limitation, registrations and applications), patent rights, trade-names, mask-work rights, trade secrets, moral rights, authors' rights, and all renewal and extensions thereof, regardless of whether any of such rights arise under the laws of the United States or any other state, country or jurisdiction. If at any time Broker proposes or makes modifications to its customized version of any System or Software Product ("Modification"), all right, title and interest in the Modifications shall be deemed to be a work made for hire. To the extent that title to any such Modification may not vest in RJO by operation of law, or such Modifications may not be considered works made for hire, all right, title, and interest to therein are hereby irrevocably assigned to RJO. All such Modifications shall belong exclusively to RJO, with RJO having the right to obtain and to hold in its own name copyright registrations, patents, and such other intellectual property protection as may be appropriate to the subject matter, and any extensions and renewals thereof. Broker agrees to give RJO and any person designated by RJO reasonable assistance, at RJO's expense, required to perfect the rights defined in this Section. Unless otherwise directed by RJO, upon the termination of this Agreement, Broker shall immediately turn over to RJO all Modifications, including, but not limited to, computer programs, working papers, descriptions, reports, and data. Nothing contained in this Paragraph 21.6 shall be construed as preventing RJO from assigning any intellectual property right with respect to any Modification to any third-party. This Paragraph 21.6 shall survive any termination of this Agreement.

21.9 Protection of the Systems and Software Products. RJO shall, from time to time, provide Broker and/or its Customers with passwords, codes, certificates, and other identification devices and security measures (the "Identification Devices") necessary to access and use the Systems and Software Products. Broker shall determine whether and which of its employees, or agents shall have access to the Systems and Software Products. Bróker shall be solely responsible for the assignment, distribution, and maintenance of all Identification Devices to ensure that access to the Systems and Software Products is granted only to those individuals who are authorized by Broker. Nothing in this paragraph shall affect or diminish RJO's right, in its sole discretion, to refuse to provide any or all the Systems and Software Products to Broker, its Customers, agents or employees. Broker shall be responsible for and shall